Filed pursuant to General
Instruction II.L of Form F-10;
File No. 333-196337

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 3, 2014)

US$1,000,000,000

Goldcorp Inc.

US$550,000,000 3.625% Notes due 2021

US$450,000,000 5.450% Notes due 2044

The 3.625% Notes due 2021 offered hereby (the “2021 Notes”) will bear interest at a rate of 3.625% per year and will mature on June 9, 2021. The 5.450% Notes due 2044 offered hereby (the “2044 Notes”) will bear interest at a rate of 5.450% per year and will mature on June 9, 2044. The 2021 Notes and the 2044 Notes are collectively referred to herein as the “Notes”. The Notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior obligations. We will pay interest on the Notes on June 9 and December 9 of each year, beginning December 9, 2014.

We have the right to redeem all or a portion of each of the 2021 Notes or the 2044 Notes at any time at the redemption prices and subject to the conditions described in this prospectus supplement under “Description of Notes – Optional Redemption”, plus accrued and unpaid interest. We also have the right to redeem each of the 2021 Notes and the 2044 Notes, in whole but not in part, at 100% of the principal amount thereof, plus accrued and unpaid interest, in the event of certain changes in Canadian tax laws. We will be required to make an offer to repurchase the Notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event (as defined herein). See “Description of Notes – Change of Control Repurchase Event”.

We intend to use the net proceeds primarily for repayment of the US$862.5 million of convertible notes maturing August 2014, to reduce the indebtedness outstanding under our US$2.0 billion unsecured revolving credit facility with a maturity date of March 6, 2018 (the “revolving credit facility”) and for any one or more of capital expenditures, capital investment or working capital. Pending such use, the net proceeds may be invested in short-term marketable securities or cash term deposits with highly rated institutions. See “Use of Proceeds”.

We will not make an application to list the Notes on any securities exchange or to include them in any automated quotation system. Accordingly, there are no markets through which the Notes may be sold and purchasers may not be able to resell the Notes purchased hereunder. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors”.

Investing in the Notes involves risks. See “Risk Factors” on page S-6 of this prospectus supplement and on page 9 of the accompanying prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement has been filed in the Province of British Columbia solely for the purpose of registering the Notes for sale in the United States under the multi-jurisdictional disclosure system adopted by the United States and Canada. The Notes are not being offered in and may not be sold to any persons resident in the Province of British Columbia.

	Per 2021 Note	Total		Per 2044 Note	Total
Public offering price (1)	99.871%	US$	549,290,500	99.517%	US$	447,826,500
Underwriting fee	0.625%	US$	3,437,500	0.875%	US$	3,937,500
Proceeds to us (before expenses) (1)	99.246%	US$	545,853,000	98.642%	US$	443,889,000

(1)	Plus accrued interest from June 9, 2014 if settlement occurs after that date.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the Notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” beginning on page S-23 of this prospectus supplement and you should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities” in the accompanying prospectus.

The earnings coverage ratios for the year ended December 31, 2013 and the 12 month period ended March 31, 2014 are less than one-to-one. See “Earnings Coverage Ratios” in the accompanying prospectus and “Pro Forma Earnings Coverage Ratios” in this prospectus supplement.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting”. In connection with the offering of the Notes, each of the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions. See “Underwriting”.

The effective yield of the 2021 Notes, if held to maturity, is 3.646% and the effective yield of the 2044 Notes, if held to maturity, is 5.483%.

Under applicable securities legislation, we may be considered to be a connected issuer of HSBC Securities (USA) Inc. (“HSBC”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) each an underwriter in this offering, who are affiliates of parties who are lenders under our credit facilities. See “Underwriting – Other Relationships”.

The Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about June 9, 2014.

Joint Book-Running Managers

HSBC	MORGAN STANLEY

CIBC	SCOTIABANK	RBC CAPITAL MARKETS

Co-Managers

Credit Suisse	Mitsubishi UFJ Securities	RBS	SMBC Nikko

The date of this prospectus supplement is June 4, 2014

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and/or the accompanying prospectus. The second part is the accompanying short form base shelf prospectus dated June 3, 2014, as may be amended or supplemented from time to time (the “accompanying prospectus”), which gives more general information, some of which may not apply to the Notes.

To the extent that the description of the Notes varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

We have not, and the underwriters have not, authorized any other person to provide you with information other than that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, or included in the registration statement of which this prospectus supplement and the accompanying prospectus form a part. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted by law. You should assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all references to “Canadian dollars” and “C$” are to Canadian dollars and all references to “U.S. dollars” and “US$” are to United States dollars. Unless otherwise stated, the financial statements and other financial information as of, and for the years ended, December 31, 2013 and December 31, 2012 included or incorporated by reference in this prospectus supplement are in United States dollars and have been prepared in accordance with IFRS, which have been adopted as Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles, and so this financial information may not be comparable to the financial information of U.S. companies.

Except on the cover page, and in the “Prospectus Supplement Summary – The Offering” and “Description of Notes” sections, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us” and “our” refer to Goldcorp Inc. and its subsidiaries and all references in this prospectus supplement to “Goldcorp” refer to Goldcorp Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), relating to the offering of our debt securities, including the Notes, of which the accompanying prospectus and this prospectus supplement form a part (the “Registration Statement”). This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Notes.

We file with the British Columbia Securities Commission (the “BCSC”), the securities regulatory authority in the Province of British Columbia, Canada, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports

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and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Notes offered hereunder.

The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

(a)	our Annual Information Form dated March 31, 2014 for the year ended December 31, 2013 (the “AIF”);

(b)	our Audited Consolidated Financial Statements, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2013 and December 31, 2012, and the Report of the Independent Registered Public Accounting Firm thereon and the related notes to the consolidated financial statements thereto;

(c)	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013;

(d)	our Unaudited Condensed Interim Consolidated Financial Statements, which comprise the condensed interim consolidated balance sheet as at March 31, 2014, and the condensed interim consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the three months ended March 31, 2014 and March 31, 2013;

(e)	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014;

(f)	our Management Information Circular dated March 18, 2014 for our annual and special meeting of shareholders held on May 1, 2014; and

(g)	the term sheet dated June 4, 2014 relating to the Notes (the “Marketing Materials”) filed on System for Electronic Document Analysis and Retrieval (“SEDAR”).

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of the accompanying prospectus and prior to the termination of the distribution of Notes offered by this prospectus supplement and the accompanying prospectus will be deemed to be incorporated by reference into this prospectus supplement and the

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accompanying prospectus. These documents are available through the internet on SEDAR which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement and the accompanying prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus supplement and the accompanying prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Anna M. Tudela, Vice President, Regulatory Affairs and Corporate Secretary of Goldcorp, at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (telephone: 604-696-3000).

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

The Marketing Materials are not part of this prospectus supplement to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this prospectus supplement and before the termination of the distribution under the offering of the Notes (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated into this prospectus supplement.

Before the filing of the final prospectus supplement, Goldcorp and the underwriters made available an electronic road show on June 4, 2014, through which marketing materials were provided to certain potential investors. Potential investors that indicated they were resident in the Province of British Columbia were not permitted to access the road show.

Goldcorp and the underwriters relied on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to the road show on SEDAR or include or incorporate those marketing materials in the final prospectus supplement. Goldcorp and the underwriters can only do that if Goldcorp gives a contractual right to investors in the event the marketing materials contain a misrepresentation.

Pursuant to that provision, Goldcorp has agreed that in the event the marketing materials relating to those road shows contain a misrepresentation (as defined in securities legislation in the Province of British Columbia), a purchaser resident in the Province of British Columbia who was provided with those marketing materials in connection with the road show and who purchases the securities offered by the final prospectus supplement during the period of distribution shall have, without regard to whether the purchaser relied on the

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misrepresentation, rights against Goldcorp with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the Province of British Columbia, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement.

Moreover, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road show has been modified or superseded by a statement in this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and certain documents incorporated by reference in this prospectus supplement and the accompanying prospectus, contain “forward-looking statements” and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which we will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which we operate; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled

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“Risk Factors” in this prospectus supplement and the accompanying prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are made as of the date of this prospectus supplement or as of the date specified in the accompanying prospectus and the documents incorporated by reference herein, as the case may be, and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. We do not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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EXCHANGE RATE DATA

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect during each period; and (iii) the high and low exchange rates during each period, in each case, as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period. These rates are set forth as U.S. dollars per C$1.00.

	Year ended December 31,
	2013		2012		2011		2010
High for period	US$	1.0164	US$	1.0299	US$	1.0583	US$	1.0054
Low for period		0.9348		0.9599		0.9430		0.9278
Average for period		0.9710		1.0004		1.0111		0.9709
Rate at end of period		0.9402		1.0051		0.9833		1.0054

	Three Months Ended March 31,
	2014		2013
High for period	US$	0.9422	US$	1.0164
Low for period		0.8888		0.9696
Average for period		0.9064		0.9917
Rate at end of period		0.9047		0.9846

On June 4, 2014, the noon exchange rate was US$0.9143 equals C$1.00.

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SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein, but does not contain all information you should consider before deciding whether or not to invest in the Notes. This prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein, include specific terms of this offering, information about our business and financial data. You should read this prospectus supplement and the accompanying prospectus and all documents incorporated by reference herein and therein in their entirety before making an investment decision. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein.

About Goldcorp Inc.

We are a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States, Mexico and Central and South America. We are one of the lowest cost and fastest growing multi-million ounce senior gold producers in the world.

The principal products and sources of cash flow for us are derived from the sale of gold and the byproduct silver, copper, lead and zinc produced. Our mineral properties, in which we or our subsidiaries hold a direct interest, by jurisdiction are as follows:

Canada and the United States

•	a 100% interest in the Red Lake gold mines (the “Red Lake Gold Mines”) in Canada, a 72% interest held by Goldcorp and a 28% interest held by Goldcorp Canada Ltd., a wholly-owned subsidiary of Goldcorp (the Red Lake Gold Mines are considered to be a material mineral property to Goldcorp), including a 100% interest in the nearby Cochenour complex in Canada;

•	a 100% interest in the Éléonore gold project (the “Éléonore Project”) in Canada (the Éléonore Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Porcupine gold mines in Canada, a 49% interest held by Goldcorp and a 51% interest held by Goldcorp Canada Ltd.;

•	a 100% interest in the Musselwhite gold mine in Canada, a 32% interest held by Goldcorp and a 68% interest held by Goldcorp Canada Ltd.;

•	a 100% interest in the Wharf gold mine in the United States; and

•	a 40% interest in the Dee/South Arturo gold exploration project in the United States.

Mexico

•	a 100% interest in the Peñasquito gold-silver-lead-zinc mine (the “Peñasquito Mine”) in Mexico (the Peñasquito Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Los Filos gold-silver mine (the “Los Filos Mine”) in Mexico (the Los Filos Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the El Sauzal gold mine in Mexico;

•	a 100% interest in the Noche Buena gold-silver project in Mexico; and

•	a 100% interest in the Camino Rojo gold-silver project in Mexico.

Central and South America

•	a 40% interest in the Pueblo Viejo gold-silver-copper mine (the “Pueblo Viejo Mine”) in the Dominican Republic (the Pueblo Viejo Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Cerro Negro gold-silver project (the “Cerro Negro Project”) in Argentina (the Cerro Negro Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Marlin gold-silver mine in Guatemala;

•	a 70% interest in the El Morro gold-copper project in Chile;

•	a 37 1⁄2% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina; and

•	a 100% interest in the Cerro Blanco gold-silver project in Guatemala.

Our principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, we will not be dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, we also produce silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito Mine and the Alumbrera Mine which is sold to third party refineries.

Corporate Information

Our principal executive office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. Our web site address is www.goldcorp.com. Information contained in, or linked to, our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

Summary of the Offering

The following summary contains basic information about the terms of the offering and is not intended to be complete. For a complete understanding of the terms of the Notes, please refer to the discussion under “Description of Notes” beginning on page S-12 of this prospectus supplement and “Description of Debt Securities” beginning on page 26 of the accompanying prospectus. Unless otherwise required by the context, we use the term “Notes” to refer collectively to the 2021 Notes and the 2044 Notes. References to “we”, “us” and “our” in this section titled “Summary of the Offering” refer to Goldcorp Inc. and not to any of its subsidiaries.

Issuer	Goldcorp Inc. (“Goldcorp”).

Amount of Notes Offered	US$550,000,000 aggregate principal amount of 3.625% Notes due 2021 (the “2021 Notes”).

US$450,000,000 aggregate principal amount of 5.450% Notes due 2044 (the “2044 Notes”).

Maturity Dates	June 9, 2021 for the 2021 Notes.

June 9, 2044 for the 2044 Notes.

Interest Payment Dates	For each of the 2021 Notes and the 2044 Notes, June 9 and December 9, beginning on December 9, 2014. Interest will be payable to noteholders of record as of the immediately preceding May 25 and November 25.

Ranking	The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, and will be subordinated to any secured indebtedness and other secured liabilities of ours to the extent of the assets securing such indebtedness and other liabilities. See “Description of Notes – Ranking”.

At March 31, 2014, the aggregate amount of the indebtedness, consolidated trade payables and accrued liabilities of our subsidiaries taken together with their proportionate share of our joint venture liabilities was approximately US$4,466 million, and we had no secured indebtedness outstanding.

Optional Redemption	Prior to April 9, 2021 (the date that is two months prior to the maturity date of the 2021 Notes), we may redeem the 2021 Notes, in whole or in part, at any time, at the make whole redemption price described in this prospectus supplement. On or after April 9, 2021 (the date that is two months prior to the maturity date of the 2021 Notes), we may redeem the 2021 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued interest thereon to, but not including, the date of redemption.

Prior to December 9, 2043 (the date that is six months prior to the maturity date of the 2044 Notes), we may redeem the 2044 Notes, in whole or in part, at any time, at the make whole redemption price described in this prospectus supplement. On or after December 9, 2043 (the date that is six months prior to the maturity date of the 2044 Notes), we may redeem the 2044 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2044 Notes to be redeemed, plus accrued interest thereon to, but not including, the date of redemption.

See “Description of Notes – Optional Redemption” in this prospectus supplement.

Change of Control	We will be required to make an offer to repurchase the Notes of each series at a price equal to 101% of the aggregate principal amount repurchased plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event (as defined herein), as described under “Description of Notes – Change of Control Repurchase Event” in this prospectus supplement.

Additional Amounts	Any payments made by us with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, Taxes (as defined in the accompanying prospectus) imposed or levied by, or on behalf of a Relevant Taxing Jurisdiction (as defined in the accompanying prospectus) unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the Relevant Taxing Jurisdiction. If any amount for or on account of such Taxes is required by any Relevant Taxing Jurisdiction to be withheld or deducted from any payment made under or with respect to the Notes, we will, subject to certain exceptions, pay to each holder of the Notes, as additional interest, such Additional Amounts (as defined in the accompanying prospectus) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted. See “Description of Debt Securities – Payment of Additional Amounts” in the accompanying prospectus.

Tax Redemption	We may redeem the Notes of each series, in whole but not in part, upon notice in the event of certain changes in the tax laws (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction, or the interpretation or administration thereof, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date fixed for redemption. See “Description of Debt Securities – Tax Redemption” in the accompanying prospectus.

Sinking Fund	None.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$987.7 million, after deducting the underwriting fees and our estimated offering expenses.

We intend to use the net proceeds primarily for repayment of the US$862.5 million of convertible notes maturing August 2014, to reduce the indebtedness under the revolving credit facility and for any one or more of capital expenditures, capital investment or working capital. Pending such use, the net proceeds may be invested in short-term marketable securities or cash term deposits with highly rated institutions. See “Use of Proceeds”.

Certain Covenants	The indenture pursuant to which the Notes will be issued will contain certain covenants that, among other things:

•	limit the ability of Goldcorp and its restricted subsidiaries to create liens; and

•	restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

See “Description of Debt Securities – Certain Covenants” in the accompanying prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption “Description of Debt Securities – Certain Covenants” in the accompanying prospectus.

Form and Denominations	Initially, the Notes of each series will be represented by one or more registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof. Except as described under the heading “Description of Notes – Global Securities and Book-Entry System” in this prospectus supplement, Notes in definitive form will not be issued.

Governing Law	The indenture (as defined herein) and the Notes will be governed by the laws of the State of New York.

RISK FACTORS

Prospective purchasers of the Notes should consider carefully the risk factors set forth below, and the section entitled “Risk Factors” in the accompanying prospectus, as well as the other information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus, including subsequently filed documents incorporated by reference herein or therein. In addition, please read “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Prospective purchasers of the Notes should also read the discussion provided in the accompanying prospectus under the heading “Risk Factors” regarding certain risks and uncertainties which may affect us or our business.

Our corporate structure may impact the ability of the holders of Notes to receive payment on the Notes.

We are a holding company with no material operating assets. Our consolidated operating income is derived from our subsidiaries and partnerships. As a result, our ability to repay our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and partnerships and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries do not have any obligation to pay amounts due on the Notes or to make funds available for that purpose. In addition, our subsidiaries and partnerships may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including each series of Notes. Each of our subsidiaries and partnerships is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries and partnerships, may limit our ability to obtain cash from our subsidiaries and partnerships. Our right to participate in any distribution of our subsidiaries’ and partnerships’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ and partnerships’ creditors, including any trade creditors and preferred shareholders.

The Notes will be effectively subordinated to all of our future secured debt and structurally subordinated to the liabilities of our subsidiaries.

The Notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior obligations. The Notes will be effectively subordinated to claims of our secured creditors as well as to the liabilities of our subsidiaries. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. Additionally, holders of the Notes will not have any claim as a creditor against our subsidiaries. As a result, all of our future secured indebtedness and all indebtedness and other liabilities, including trade payables, of our subsidiaries, whether secured or unsecured, must be satisfied before any of our assets or the assets of our subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the Notes.

As of March 31, 2014, we had no secured indebtedness outstanding and the aggregate amount of indebtedness, consolidated trade payables and accrued liabilities of our subsidiaries taken together with their proportionate share of our joint venture liabilities was approximately US$4,466 million.

The indenture governing the Notes will not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively affect holders of the Notes.

We will not be restricted under the terms of the indenture governing the Notes from incurring additional indebtedness, including secured indebtedness, or repurchasing our securities. In addition, the limited covenants applicable to the Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional indebtedness and take a number of other actions that will not be limited by the terms of the indenture governing the Notes could have the effect of diminishing our ability to make payments on the Notes when due.

We may be unable to repay the Notes when due or repurchase the Notes when we are required to do so.

At final maturity of the Notes of a series or in the event of acceleration of the Notes of a series following an event of default, the entire outstanding principal amount of the Notes of such series will become due and payable. If we were unable to make the required payments or repurchases of the Notes, it would constitute an event of default under the Notes offered hereby and, as a result, under our credit facilities and certain other outstanding indebtedness. It is possible that we will not have sufficient funds at maturity or upon acceleration to make the required payments or repurchases of the Notes and other debt securities.

We may not be able to finance a change of control repurchase required by the Notes.

We will be required to make an offer to repurchase the Notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event. Failure to purchase, or to make an offer to repurchase, the Notes would constitute a default under the indenture, which would also be a default under certain instruments governing our existing indebtedness. See “Description of Notes – Change of Control Repurchase Event”.

If a Change of Control Repurchase Event occurs, it is possible that we may not have sufficient funds available at the time of the Change of Control Repurchase Event to make the required repurchase of Notes or to satisfy all obligations under our other debt instruments. We are subject to similar repurchase or repayment obligations under the instruments governing our existing indebtedness. In order to satisfy our obligations, we could seek to refinance our indebtedness or obtain a waiver from our other lenders or from the holders of the Notes. There can be no assurance that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

A financial failure by any entity in which we have an interest may hinder the payment of the Notes.

A financial failure by any entity in which we have an interest could affect payment of the Notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the Notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base.

We cannot assure you that a public market for the Notes will develop.

The underwriters are not obligated to make a market in the Notes and any underwriter may discontinue its market-making activities at any time without notice. We do not intend to apply for a listing of the Notes of any series on any securities exchange or automated interdealer quotation system. The Notes will each be a new class of securities for which there is no established public trading market. No assurance can be given to holders of the Notes as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the Notes to sell their Notes; or

•	the price at which the holders of the Notes would be able to sell their Notes.

If such a market were to exist, each series of Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	the time remaining to the maturity of the Notes of such series;

•	the outstanding amount of the Notes of such series;

•	the prevailing interest rates and the markets for similar securities;

•	the then-current ratings assigned to the Notes of such series;

•	the interest of securities dealers in making a market;

•	the market price of our common shares;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately US$987.7 million, after deducting the underwriting fees and our estimated offering expenses. We intend to use the net proceeds primarily for repayment of the 2.00% convertible senior notes due 2014 (the “convertible notes”) with an aggregate principal amount of US$862.5 million, to reduce the indebtedness outstanding under the revolving credit facility, and for any one or more of capital expenditures, capital investment or working capital. Pending such use, the net proceeds may be invested in short-term marketable securities or cash term deposits with highly rated institutions.

Assuming repayment of the US$862.5 million of convertible notes maturing August 2014, we expect that the remainder of the proceeds to us from this offering will be used to reduce the indebtedness outstanding under the revolving credit facility. As of the date of this prospectus supplement, an aggregate of US$225 million was drawn and is outstanding under the revolving credit facility. The US$225 million drawn under the revolving credit facility was used to assist in financing the construction of the Cerro Negro Project and the Éléonore Project.

CONSOLIDATED CAPITALIZATION

The following table sets forth a summary of our consolidated capitalization as at March 31, 2014 on an actual basis and on an as adjusted to give effect to the issuance of the Notes offered hereby and the application of the net proceeds therefrom. The table is based on our unaudited condensed interim consolidated financial statements, which have been prepared in accordance with IFRS. The table should be read in conjunction with “Use of Proceeds” and our unaudited condensed interim consolidated financial statements and other information included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Since March 31, 2014, there has been no material change in our share and loan capital, other than subsequent to March 31, 2014 (i) we repaid US$600 million in April 2014 of the US$600 million that was drawn down at March 31, 2014 under the revolving credit facility; (ii) US$250 million was drawn down in April 2014 under the revolving credit facility and subsequently repaid in May 2014; and (iii) US$225 million was drawn down in May 2014 under the revolving credit facility. As of the date of this prospectus supplement, an aggregate of US$225 million remains drawn under the revolving credit facility.

	As at March 31, 2014
	Actual		As Adjusted
	(in millions of U.S. dollars)

Cash and cash equivalents (1)	US$	1,001	US$	1,614

Debt
Revolving credit facility (2)	US$	600	US$	225
2.00% convertible senior notes due 2014 (3)		845		845
2.125% Notes due 2018		495		495
3.700% Notes due 2023		987		987
Notes offered hereby (4)		—		545
Notes offered hereby (4)		—		443
Argentine credit facilities (5)		180		180

Total debt		3,107		3,720

Equity
Common shares, stock options and restricted share units		17,211		17,211
Accumulated other comprehensive income		4		4
Retained earnings		2,329		2,329

Shareholders’ equity		19,544		19,544
Non-controlling interests		213		213

Total equity		19,757		19,757

Total capitalization	US$	22,864	US$	23,477

(1)	The net proceeds will initially be held in cash and cash equivalents.
(2)	Subsequent to March 31, 2014; (i) we repaid US$600 million in April 2014 of the US$600 million that was drawn down at March 31, 2014 under the revolving credit facility; (ii) US$250 million was drawn down in April 2014 under the revolving credit facility and subsequently repaid in May 2014; and (iii) US$225 million was drawn down in May 2014 under the revolving credit facility. As of the date of this prospectus supplement, an aggregate of US$225 million remains drawn under the revolving credit facility. Assuming repayment of the convertible notes, we expect that the remainder of the net proceeds will be used for repayment of the indebtedness under the revolving credit facility, however such adjustment is not reflected herein since such repayment is not expected to occur until on or about June 23, 2014 and June 30, 2014 for the two tranches drawn, respectively.
(3)	On June 5, 2009, we issued the convertible senior notes. The convertible notes include the option to settle in cash or a combination of cash and common shares. The option to settle in cash results in the conversion feature of the convertible notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings. The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the convertible notes and the fair value of the conversion feature, and is accreted to the face value of the convertible notes over the term of the convertible notes using an annual effective interest rate of 8.57%. We expect that the net proceeds will be used primarily for repayment of the convertible notes, however such adjustment is not reflected herein since such repayment will not occur until August 2014.

(4)	Under IFRS, the transaction costs incurred on issuance of the Notes are recorded as part of the carrying value of the Notes.
(5)	On December 18, 2012, we entered into a 1-year uncommitted on-demand credit facility (the “on-demand credit facility”) denominated in Argentine pesos with a third party in Argentina. On December 4, 2013, the facility was extended for a further 180 days. As of March 31, 2014, we had drawn approximately US$27 million against the on-demand credit facility. On January 14, 2013, we entered into a 1-year US$131.25 million uncommitted loan facility (the “loan facility”) with a related party in Argentina. As of March 31, 2014, we had drawn approximately US$131 million against the loan facility. On October 29, 2013 and November 13, 2013, we entered into two 3-year loan agreements with third parties in Argentina totalling 180 million Argentine Pesos (the “Argentine loan facilities”). As of March 31, 2014, the carrying amount of the Argentine loan facilities was approximately US$22 million.

PRO FORMA EARNINGS COVERAGE RATIOS

The following unaudited pro forma earnings coverage ratios are included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with IFRS for the 12-month period ended December 31, 2013 and the 12-month period ended March 31, 2014, respectively, and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof indicated below.

The pro forma ratios set forth below have been calculated after giving effect to the issuance of the Notes offered hereby. The reported net earnings from continuing operations attributable to shareholders of Goldcorp has been increased by finance cost and income taxes. The earnings coverage ratio is equal to net earnings from continuing operations attributable to shareholders of Goldcorp, adjusted as described above, divided by finance costs. The pro forma ratios set forth below do not purport to be indicative of actual earnings coverage ratios that would have occurred on the dates set forth below. The pro forma ratios set forth below are not indicative of actual ratios for any future period.

Our pro forma finance cost requirements, after giving effect to the issuance of Notes offered hereby amounted to approximately US$94 million for the 12-month period ended December 31, 2013. For the 12-month period ended December 31, 2013, we recorded pro forma net earnings from continuing operations attributable to shareholders of Goldcorp before borrowing costs and income taxes of -US$2,278 million, after giving effect to the issuance of Notes offered hereby. For the 12-month period ended December 31, 2013, the interest coverage ratios, after giving effect to the issuance of Notes offered hereby were -24.2 times borrowing costs. Our pro forma finance cost requirements, after giving effect to the issuance of Notes offered hereby amounted to approximately US$100 million for the 12-month period ended March 31, 2014. For the 12-month period ended March 31, 2014, we recorded pro forma net earnings from continuing operations attributable to shareholders of Goldcorp before borrowing costs and income taxes of -US$2,429 million, after giving effect to the issuance of Notes offered hereby. For the 12-month period ended March 31, 2014, the interest coverage ratios, after giving effect to the issuance of Notes offered hereby were -24.3 times borrowing costs. The dollar amount of the numerator required to achieve a ratio of one-to-one for the 12-month period ended December 31, 2013 and for the 12 month period ended March 31, 2014 were US$94 million and US$100 million, respectively.

Our pro forma net earnings from continuing operations attributable to shareholders of Goldcorp for the 12-month period ended December 31, 2013 before finance costs, income taxes and depreciation and amortization, amounted to approximately -US$1,644 million, which, after giving effect to the issuance of Notes offered hereby amounted to -17.5 times our borrowing costs for that period. Our pro forma net earnings from continuing operations attributable to shareholders of Goldcorp for the 12-month period ended March 31, 2014 before finance costs, income taxes and depreciation and amortization, amounted to approximately -US$1,769 million, which, after giving effect to the issuance of Notes offered hereby amounted to -17.7 times our borrowing costs for that period. The dollar amount of the numerator required to achieve a ratio of one-to-one for the 12-month period ended December 31, 2013 and for the 12 month period ended March 31, 2014 were US$94 million and US$100 million, respectively.

DESCRIPTION OF NOTES

The following description of the material provisions of the Notes (referred to in the accompanying prospectus as “debt securities”) supplements, and to the extent inconsistent therewith, replaces the description of the debt securities set forth in the accompanying prospectus under “Description of Debt Securities” and should be read in conjunction with such description. It does not purport to be complete and is qualified in its entirety by the base indenture and the second supplemental indenture, because the base indenture and the second supplemental indenture, and not this description, define your rights as a holder of the Notes. The base indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus supplement forms a part and a copy of the second supplemental indenture will be filed with the SEC. You should refer to all the provisions of the base indenture and the second supplemental indenture, including the definition of certain terms used therein. Terms used herein that are otherwise not defined shall have the meanings given to them in the accompanying prospectus, the base indenture or the second supplemental indenture. Such defined terms shall be incorporated herein by reference. In this section the terms “Goldcorp,” “we,” “our,” and “us” refer only to Goldcorp Inc. and not to any of its subsidiaries.

General

We will issue the Notes under an indenture dated as of March 20, 2013 (the “base indenture”), between us and Wells Fargo Bank, National Association, as trustee (the “trustee”), as supplemented by a second supplemental indenture (the “second supplemental indenture”) dated as of the closing date of this offering, between us and the trustee. The base indenture (as heretofore supplemented) and the second supplemental indenture are collectively referred to herein as the “indenture.”

The 3.625% Notes due 2021 will be initially issued in an aggregate principal amount of US$550,000,000 and will mature on June 9, 2021 (the “2021 Notes”). The 2021 Notes will be unsecured, unsubordinated obligations of Goldcorp. The 2021 Notes will bear interest at the rate of 3.625% per annum from and including the most recent interest payment date to which interest has been paid or provided for, or if no interest has been paid or provided for, from June 9, 2014. Interest on the 2021 Notes will be payable semi-annually in arrears on June 9 and December 9 of each year, to the persons in whose names the 2021 Notes are registered at the close of business on the preceding May 25 or November 25, as the case may be.

The 5.450% Notes due 2044 will be initially issued in an aggregate principal amount of US$450,000,000 and will mature on June 9, 2044 (the “2044 Notes” and together with the 2021 Notes, the “Notes”). The 2044 Notes will be unsecured, unsubordinated obligations of Goldcorp. The 2044 Notes will bear interest at the rate of 5.450% per annum from and including the most recent interest payment date to which interest has been paid or provided for, or if no interest has been paid or provided for, from June 9, 2014. Interest on the 2044 Notes will be payable semi-annually in arrears on June 9 and December 9 of each year, to the persons in whose names the 2044 Notes are registered at the close of business on the preceding May 25 or November 25, as the case may be.

If interest or principal on the Notes is payable on a Saturday, Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment.

Interest on the Notes will accrue on the basis of a 360-day year consisting of twelve 30-day months from and including the last interest payment date on which interest has been paid.

The Notes will be payable at the office of the paying agent maintained by us for such purpose which initially will be the office or agency of the trustee at 150E 42nd Street, 40th Floor, New York, New York 10017, Attention: Goldcorp Inc. Account Manager. Notes may be presented for exchange or registration of transfer at the office of the registrar, which initially will be such office of the trustee. We will not charge a service fee for any registration of transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

The Notes will not be entitled to the benefits of any sinking fund.

Further Issuances

We may from time to time without notice to, or the consent of, the holders of the Notes of any series, create and issue additional Notes of any series under the indenture, equal in rank to the outstanding Notes of that series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Notes, or except, in some cases, for the first payment of interest following the issue date of the Notes) so that the Notes may be consolidated and form a single series with the outstanding Notes of that series, and have the same terms as to status, redemption and otherwise as Notes of that series; provided that, if the additional Notes of that series are not fungible with the outstanding Notes of that series for U.S. federal income tax purposes, the additional Notes of that series will have a separate CUSIP number.

Ranking

The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness from time to time outstanding. The Notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries, and will be subordinated to any secured Indebtedness and other secured liabilities of ours to the extent of the assets securing such Indebtedness and other liabilities.

Optional Redemption

2021 Notes

The 2021 Notes will be redeemable, in whole or in part, at our option at any time.

The redemption price of the 2021 Notes to be redeemed on any redemption date that is two months prior to the maturity date of the 2021 Notes will be equal to the greater of (i) 100% of the principal amount of the Notes of such series called for redemption and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of such series called for redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus, 25 basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

The redemption price for the 2021 Notes to be redeemed on any redemption date that is on or after the date that is two months prior to the maturity date of the 2021 Notes, will be equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus, accrued interest thereon to, but not including, the date of redemption.

2044 Notes

The 2044 Notes will be redeemable, in whole or in part, at our option at any time.

The redemption price of the 2044 Notes to be redeemed on any redemption date that is prior to the date that is six months prior to the maturity date of the 2044 Notes will be equal to the greater of (i) 100% of the principal amount of the Notes of such series called for redemption and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of such series called for redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a

360-day year consisting of twelve 30-day months) at the Treasury Rate, plus, 35 basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

The redemption price for the 2044 Notes to be redeemed on any redemption date that is on or after the date that is six months prior to the maturity date of the 2044 Notes, will be equal to 100% of the principal amount of the 2044 Notes to be redeemed, plus, accrued interest thereon to, but not including, the date of redemption.

Redemption Procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the Notes are redeemed, the trustee will select the Notes to be redeemed by a method determined by the trustee to be fair and appropriate and in accordance with the procedures of the Depositary.

On or before 10:00 a.m., New York City time, on the redemption date, we will deposit with the trustee money sufficient to pay the redemption price and accrued interest on the Notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any Notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest). The redemption price will be calculated by the Independent Investment Banker, as provided below, and we, the trustee and any paying agent for the Notes will be entitled to conclusively rely on such calculation.

If notice of redemption has been given as provided in the indenture and funds for the redemption of the Notes called for redemption have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the Notes will be to receive payment of the redemption price plus accrued interest to, but not including, the date of redemption.

For purposes of the discussion of optional redemption, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC, or their respective affiliates which are primary U.S. government securities dealers, and three other primary U.S. government securities dealers in the United States (each a “primary treasury dealer”) selected by us, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary treasury dealer, we shall substitute another primary treasury dealer.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs with respect to a series of Notes, unless we have exercised our right to redeem the Notes of that series as described above, we will be required to make an offer to each holder of the Notes of that series to repurchase all or any part (in multiples of US$1,000 with no Note of a principal amount of US$2,000 or less purchased in part) of that holder’s Notes of that series at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the date of repurchase.

Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on a Change of Control occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the repurchase date following a Change of Control Repurchase Event, we will, to the extent lawful:

(1)	accept for payment all Notes or portions of the Notes properly tendered pursuant to our offer;

(2)	deposit with the trustee or the paying agent, as applicable, an amount equal to the aggregate purchase price in respect of all Notes or portions of the Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee or the paying agent, as applicable, the Notes properly accepted, together with an officer’s certificate stating the aggregate principal amount of the Notes being purchased by us.

The trustee or the paying agent, as applicable, will promptly pay to each holder of the Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and deliver to each holder a new note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new note will be in a minimum principal amount of US$2,000 and integral multiples of US$1,000.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

Prior to the occurrence of a Change of Control Repurchase Event, the provisions under the indenture relating to our obligation to make an offer to repurchase upon a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes of the relevant series.

For purposes of the foregoing discussion of an offer to repurchase, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to us or one of our subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	we consolidate, amalgamate, or enter into a statutory plan of arrangement with, or merge with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is capital stock of us or any of our direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of clause (2) above.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to make an offer to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Repurchase Event” means each of the Rating Agencies during the trigger period (as defined below) downgrade their ratings of a series of Notes by at least one “notch” and, following such downgrades, the Notes of such series are rated below Investment Grade by each of the Rating Agencies on any date during the 60-day period (the “trigger period”) (which trigger period shall be extended so long as the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of the (1) public announcement by Goldcorp of any Change of Control (or pending Change of Control) or (2) consummation of such Change of Control. Notwithstanding the foregoing, no Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1)	was a member of such board of directors on the date of this prospectus supplement; or

(2)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P; provided, that if either Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for any reason that is beyond our control, we may select (as certified by a resolution of our board of directors) a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies Inc., and its successors.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The Change of Control Repurchase Event feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Goldcorp and, therefore, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Repurchase Event under the Notes, but that could substantially increase the amount of indebtedness outstanding at such time or otherwise adversely affect our capital structure or credit ratings on the Notes.

We may not have sufficient funds to repurchase all the Notes tendered for repurchase upon a Change of Control Repurchase Event. See “Risk Factors.”

Global Securities and Book-Entry System

The Notes initially will be represented by one or more certificates in registered global form without interest coupons (collectively, the “Global Securities”) and will be deposited with the trustee as custodian for the Depositary and registered in the name of the Depositary or its nominee.

Except as described below under “– Special Situations When a Global Security Will be Terminated,” owners of beneficial interests in the Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

The Depositary

The Depositary has advised us as follows:

The Depository Trust Company (the “Depositary”) is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds and provides asset servicing for securities that the Depositary’s participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, respectively, also are subsidiaries of DTCC), as well as by the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s Rules applicable to its participants are on file with the SEC.

Purchases of Notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary’s records. The ownership interest of each actual purchaser of Notes represented by the Global Securities (a “Beneficial Owner”), is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive Notes in definitive form representing their ownership interests therein, except in the limited circumstances described under “– Special Situations When a Global Security Will be Terminated.”

To facilitate subsequent transfers, the Global Securities deposited with the Depositary will be registered in the name of the Depositary’s partnership nominee, Cede & Co. The deposit of the Global Securities with the Depositary and their registration in the name of Cede & Co. does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes. The Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Unless physical certificates representing the Notes have been issued, redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depositary’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.

Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Notes unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy (an “Omnibus Proxy”) to Goldcorp as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name,” and will be the responsibility of such participants and not of the Depositary, the trustee or Goldcorp subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is the responsibility of Goldcorp, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. None of Goldcorp or the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof. The information in this section concerning the Depositary and the Depositary’s system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Special Investor Considerations for Global Securities

The obligations of Goldcorp, as well as the obligations of the trustee and those of any third parties employed by Goldcorp or the trustee run only to persons who are registered as holders of Notes. For example, once we make payment to the registered holder of a note, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Notes are issued in the form of Global Securities:

•	the investor cannot have Notes registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Notes;

•	the investor must look to his or her own bank or brokerage firm for payments on the Notes and protection of his or her legal rights relating to the Notes;

•	the investor may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to hold the physical certificates of Notes that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. Goldcorp and the trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. Goldcorp and the trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When a Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Notes of the applicable series. After that exchange, an investor may choose whether to hold Notes directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Notes transferred into their own names, so that they will be direct holders.

The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named);

•	an event of default has occurred and is continuing, and the Depositary requests the issuance of certificated Notes; and

•	when and if we decide to terminate a Global Security.

When a Global Security terminates, the Depositary (and not Goldcorp or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between Depositary participants (“DTC Participants”) will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds. Secondary market trading between Clearstream Banking S.A. (“Clearstream, Luxembourg”) participants (“Clearstream Participants”) and/or Euroclear System (“Euroclear”) participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering securities to or receiving securities from the Depositary, and making or receiving payment in accordance with normal procedures. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary’s settlement date. The credits or any transactions in the Notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement through the Depositary.

Although the Depositary, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

PRICE RANGE AND TRADING VOLUMES

Our common shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) under the symbol “GG” and on the Toronto Stock Exchange (the “TSX”) under the symbol “G”.

The following table sets forth information relating to the trading of our common shares on the TSX during the 12 months preceding the date of this prospectus supplement.

Month	High (C$)	Low (C$)	Volume

June 2013	31.20	23.26	57,928,674
July 2013	30.70	24.62	86,393,260
August 2013	33.80	25.93	68,063,836
September 2013	31.90	25.72	67,273,666
October 2013	28.68	24.07	70,058,215
November 2013	26.39	23.46	61,827,688
December 2013	23.50	21.87	53,788,223
January 2014	27.88	23.45	72,384,053
February 2014	31.18	27.12	65,702,883
March 2014	32.46	26.90	61,779,551
April 2014	28.10	25.51	53,532,244
May 2014	28.07	24.71	30,768,700
June 2014 (1)	25.35	24.78	4,074,264

(1)	From June 1 to June 4, 2014.

The price of our common shares as quoted by the TSX at the close of business on June 4, 2014 was C$25.11.

The following table sets forth information relating to the trading of our common shares on the NYSE during the 12 months preceding the date of this prospectus supplement.

Month	High ($)	Low ($)	Volume

June 2013	30.33	22.22	158,654,466
July 2013	29.85	23.21	176,575,468
August 2013	32.15	24.87	176,662,433
September 2013	30.32	25.01	191,545,425
October 2013	27.46	23.22	169,545,911
November 2013	25.33	22.20	135,657,485
December 2013	22.09	20.54	175,099,304
January 2014	25.06	21.87	192,446,832
February 2014	28.13	24.47	135,157,116
March 2014	29.27	24.35	129,546,256
April 2014	25.87	23.14	119,283,625
May 2014	25.57	22.76	78,018,041
June 2014 (1)	23.25	22.68	17,384,607

(1)	From June 1 to June 4, 2014.

The price of our common shares as quoted by the NYSE at the close of business on June 4, 2014 was US$22.98.

CERTAIN INCOME TAX CONSIDERATIONS

Each of the summaries under this section “Certain Income Tax Considerations” is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder, and no representation is made with respect to the U.S. federal tax consequences or Canadian federal tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the U.S. federal tax consequences or Canadian federal tax consequences relevant to them in light of their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by U.S. Holders, as defined below, that purchase Notes in this offering at the price indicated on the cover of this prospectus supplement. This discussion is based on existing provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, proposed and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date of this offering. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge.

As used herein, a “U.S. Holder” is any beneficial owner of a Note that is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds a Note, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. U.S. persons that are owners or partners of a pass-through entity holding a Note should consult their own tax advisors.

This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax, or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of a Note. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Note as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; and (vii) U.S. expatriates.

This discussion assumes that a Note is held as a capital asset, within the meaning of Section 1221 of the Code.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

Notes Subject to Contingency

We will be required to make an offer to repurchase all of the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest upon the occurrence of a Change of Control Repurchase Event. See “Description of Notes – Change of Control Repurchase Event.” It is possible that our offer to repurchase the Notes at a premium could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the Notes were characterized as contingent payment debt instruments, you might, among other things, be required to accrue interest income in different amounts and at different times than the stated interest on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of such repurchase of the Notes at a premium is remote, and thus that the Notes should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that our determination that such a contingency is remote is correct. You are urged to consult your tax advisor regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

You will be taxed on stated interest on your Note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for U.S. federal income tax purposes. Interest paid on the Notes is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on a Note generally will be considered “passive category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Original Issue Discount

It is not expected that the Notes will be issued with original issue discount (“OID”). If, however, your Notes were issued with more than a de minimis amount of OID, then such OID would be treated, for U.S. federal income tax purposes, as accruing over the Notes’ term on a constant yield basis as interest income. Your adjusted tax basis in a note with OID would be increased by the amount of any OID included in your gross income. In compliance with Treasury Regulations, if we determine that any series of the Notes has OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange and Retirement of the Notes

Your tax basis in your Note generally will be its cost. You will generally recognize a capital gain or loss on the sale, exchange or retirement of your Note equal to the difference between the amount you realize on the sale, exchange or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your tax basis in your Note. Such gain or loss generally will constitute long-term capital gain or loss if you held the Note for more than one year and otherwise will be short-term capital gain or loss. Net long-term capital gains of non-corporate U.S. Holders (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss will be treated as U.S. source income or loss, unless it is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Information Reporting and Backup Withholding

Payments of interest on a Note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale or other taxable disposition of a Note effected at a U.S. office of a broker generally will be subject to information reporting unless you are a corporation or other exempt recipient. Backup withholding, currently at the rate of 28%, will generally apply if you are not a corporation and (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, or (c) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against your U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Notes) are required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this requirement on your acquisition, ownership and disposition of Notes.

Additional Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” which includes, among other items, gross interest income on and net gains attributable to the sale or other disposition of a Note. You are urged to consult your own tax advisors regarding the effect, if any, of this requirement on your acquisition, ownership and disposition of Notes.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Notes, as beneficial owner, pursuant to this offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with Goldcorp, any successor to Goldcorp and any transferees resident or deemed to be resident in Canada to whom the holder disposes of Notes, (iii) is not a “specified shareholder” (as defined in subsection 18(5) of the Canadian Tax Act) of Goldcorp or a person that does not deal at arm’s length with a “specified shareholder” of Goldcorp, (iv) does not use or hold, and is not deemed to use or hold, Notes in connection with a trade or business, including an adventure or concern in the nature of trade, carried on, or deemed to be carried on, in Canada, and (v) is not an insurer carrying on an insurance business in Canada and elsewhere (each, a “Holder”).

This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all. Special rules, which are not discussed below, may apply to a Holder that is an insurer which carries on business in Canada and elsewhere. This summary assumes that no amount paid or payable as, or on account or in lieu of payment of, interest will be in respect of a debt or other obligation to pay an amount to a person who does not deal at arm’s length with Goldcorp for purposes of the Canadian Tax Act.

Under the Canadian Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Holder on the Notes will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the Notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the Notes.

UNDERWRITING

HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of 2021 Notes		Principal Amount of 2044 Notes
HSBC Securities (USA) Inc.	US$	176,000,000	US$	144,000,000
Morgan Stanley & Co. LLC		176,000,000		144,000,000
CIBC World Markets Corp.		46,200,000		37,800,000
Scotia Capital (USA) Inc.		46,200,000		37,800,000
RBC Capital Markets, LLC		33,000,000		27,000,000
Credit Suisse Securities (USA) LLC.		18,150,000		14,850,000
Mitsubishi UFJ Securities (USA), Inc.		18,150,000		14,850,000
RBS Securities Inc.		18,150,000		14,850,000
SMBC Nikko Securities America, Inc.		18,150,000		14,850,000

Total	US$	550,000,000	US$	450,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the underwriting agreement if any of these Notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada other than the Province of British Columbia, where the Notes will be qualified under this prospectus supplement solely for the purpose of registering the Notes for sale in the United States under the multi-jurisdictional disclosure system adopted in the United States and Canada. The Notes will only be sold, directly or indirectly, in Canada, other than the Province of British Columbia, or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or territory. The Notes are not being offered in and may not be sold to any persons in the Province of British Columbia.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.350% of the principal amount of the 2021 Notes and 0.400% of the principal amount of the 2044 Notes. The underwriters may allow, and such dealers may reallow, a discount to certain other dealers not in excess of 0.250% of the principal amount of the 2021 Notes and 0.300% of the principal amount of the 2044 Notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting fee, are estimated at US$2 million and are payable by us.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the Notes will be made to investors on or about June 9, 2014, which will be the third business day following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

No Sales of Similar Securities

We have agreed that we will not, from the date of this prospectus supplement through and including the settlement date, without first obtaining the prior written consent of the representatives, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by Goldcorp and having a tenor of more than one year, except for the Notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain affiliates of the underwriters are lenders under our revolving credit facility. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

An affiliate of each of the underwriters is a lender under our revolving credit facility pursuant to which we may obtain up to US$2.0 billion in financing. In addition, affiliates of certain underwriters are lenders under certain other credit facilities. The revolving credit facility and other indebtedness are not secured against any of our assets. We may be considered to be a connected issuer of each of HSBC and Morgan Stanley within the meaning of applicable Canadian securities legislation. As of March 31, 2014, there was US$600 million principal amount outstanding under the revolving credit facility. Subsequent to March 31, 2014, (i) we repaid US$600 million in April 2014 of the US$600 million that was drawn down at March 31, 2014 under the revolving credit facility; (ii) US$250 million was drawn down in April 2014 under the revolving credit facility and subsequently repaid in May 2014; and (iii) US$225 million was drawn down in May 2014 under the revolving credit facility. As of the date of this prospectus supplement, an aggregate of US$225 million remains drawn under the revolving credit facility and an aggregate of US$12.5 million is outstanding under a credit facility with an affiliate of HSBC. We are in compliance in all material respects with the terms of the revolving credit facility and other credit facilities and no breach thereof has been waived by any of the lenders thereunder. Our financial position has not changed since the indebtedness was incurred other than as has been publicly disclosed. We expect that the balance of the net proceeds to us from this offering after repayment of the convertible notes will be used to reduce the indebtedness outstanding under the revolving credit facility. The decision to distribute the Notes, including the determination of the terms of this offering, was made through negotiations between us and the underwriters. HSBC and Morgan Stanley will not receive any net proceeds resulting from the offering other than the underwriting fees/discounts disclosed in this prospectus supplement and its proportionate share of the repayment of indebtedness outstanding under the revolving credit facility.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of Notes may be made to the public in that Relevant Member State other than:

(A)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(B)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(C)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that any offer of Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

LEGAL MATTERS

Certain Canadian legal matters relating to the Notes offered by this prospectus supplement will be passed upon on our behalf by Cassels Brock & Blackwell LLP, Toronto and Vancouver, Canada, certain Canadian tax matters relating to the Notes offered by this prospectus supplement will be passed upon on our behalf by Thorsteinssons LLP, Toronto and Vancouver, Canada, certain U.S. legal matters relating to the Notes offered by this prospectus supplement will be passed upon on our behalf by Neal, Gerber & Eisenberg LLP, Chicago, Illinois and certain U.S. tax matters relating to the Notes offered by this prospectus supplement will be passed upon on our behalf by Greenberg Traurig, LLP, Washington, DC. The underwriters will be represented by Davis Polk & Wardwell LLP, New York, New York, with respect to U.S. legal matters.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus supplement, and the effectiveness of Goldcorp’s internal control over financial reporting have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their reports incorporated by reference. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to mineral projects on a property material to Goldcorp contained in the AIF, incorporated by reference herein, has been derived:

1.	Red Lake Gold Mines – Stephane Blais, P.Eng., Technical Services Manager, Red Lake Gold Mines, Chris Osiowy, P.Geo., Manager of Exploration, Red Lake Gold Mines, and Ian Glazier, P. Eng., Processing Manager, Red Lake Gold Mines, prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011, as amended March 30, 2011.

2.	Éléonore Project – Denis Fleury, P.Eng., Chief Engineer, Éléonore Project, Andy Fortin, Eng., Manager, Process and Surface Operations, Éléonore Project, Tony Brisson, P.Geo., Exploration Manager, Éléonore Project, Christine Beausoleil, P.Geo., Chief Geologist (Interim), Éléonore Project, Goldcorp, and Luc Joncas, P.Eng., Mining Manager, Éléonore Project, Goldcorp prepared a technical report in accordance with NI 43-101 entitled “Éléonore Gold Project, Québec, Canada, NI 43-101 Technical Report” that has an effective date of January 26, 2014.

3.	Peñasquito Mine – Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp and Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated January 8, 2014.

4.	Los Filos Mine – Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Los Filos Gold Operation, Guerrero State, Mexico NI 43-101 Technical Report” that has an effective date of December 31, 2012.

5.	Pueblo Viejo Mine – Luke Evans, M.Sc., P.Eng., Principal Geologist and Executive Vice President, Geology and Mineral Resources, Roscoe Postle Associates Inc., Hugo M. Miranda, C.P., Principal Mining Engineer, RPA (USA) Ltd. and Kathleen Ann Altman, P.E., Principal Metallurgist, RPA (USA) Ltd., prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 27, 2014.

6.	Cerro Negro Project – Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, and Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011.

Each of these technical reports is available on SEDAR at www.sedar.com and a summary of each of these technical reports is contained in the AIF under “Description of the Business – Mineral Properties”. The authors of the technical reports have reviewed and approved the summaries of their respective technical reports incorporated by reference herein.

All Mineral Reserves, Ore Reserves and Mineral Resources estimates as at December 31, 2013 included in the AIF, have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, a qualified person under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of our securities or of any of our associates or affiliates when they prepared the technical reports referred to above or following the preparation of such technical reports. None of the aforementioned firms or persons received any direct or indirect interest in any of our securities or of any of our associates or affiliates in connection with the preparation of such technical reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of Goldcorp or of any of our associates or affiliates, other than Stephane Blais, Chris Osiowy, Ian Glazier, Denis Fleury, Andy Fortin, Tony Brisson, Christine Beausoleil, Luc Joncas, Guillermo Pareja, Maryse Belanger and Sophie Bergeron who are each currently employed by Goldcorp or one of its subsidiaries.

The partners and associates of each of Cassels Brock & Blackwell LLP and Thorsteinssons LLP, as a group, hold beneficially, directly or indirectly, less than one percent of any class of our securities.

Base Shelf Prospectus

Short Form Base Shelf Prospectus

New Issue	June 3, 2014

GOLDCORP INC.

US$1,000,000,000

Debt Securities

We may from time to time offer up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies) of debt securities during the 25 month period that this short form prospectus (this “prospectus”), including any amendments hereto, remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities in respect of which this prospectus is being delivered (the “offered debt securities”) and all information omitted from this prospectus in supplements to this prospectus that will be delivered to purchasers together with this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the offered debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

There is no market through which these debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

The earnings coverage ratios for the year ended December 31, 2013 and the 12 month period ended March 31, 2014 are less than one-to-one. See “Earnings Coverage Ratios”.

We may sell the offered debt securities to or through underwriters or dealers, and also may sell such offered debt securities to one or more other purchasers, directly or through agents. In addition, we may issue the offered debt securities pursuant to one or more exchange offers for our previously issued debt securities. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the offering of any offered debt securities and will set forth the terms of the offering of the offered debt securities, including, to the extent applicable, the proceeds to us, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this prospectus specified derivatives that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and our registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus to “we”, “us” and “our” refer to Goldcorp Inc. and its subsidiaries, and all references in this prospectus to “Goldcorp” refer to Goldcorp Inc.

This prospectus is part of a registration statement on Form F-10 relating to the debt securities that we have filed with the SEC. Under the registration statement, we may, from time to time, offer any combination of the debt securities described in this prospectus in one or more offerings of up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies). This prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of offered debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

In this prospectus and any prospectus supplement, unless otherwise specified or the context otherwise requires, all references to “Canadian dollars” and “C$” are to Canadian dollars and all references to “U.S. dollars” and “US$” are to United States dollars. Unless otherwise stated, the financial statements and other financial information as of, and for the years ended, December 31, 2013 and December 31, 2012 included or incorporated by reference in this prospectus are in United States dollars and have been prepared in accordance with IFRS, which have been adopted as Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles, and so this financial information may not be comparable to the financial information of U.S. companies.

We have not authorized any person to provide you with any information other than the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement or the other information included in the registration statement of which this prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any applicable prospectus supplement, respectively.

The offered debt securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

This prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

WHERE YOU CAN FIND MORE INFORMATION

We file with the BCSC, a securities regulatory authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	our Annual Information Form dated March 31, 2014 for the year ended December 31, 2013 (the “AIF”);

(b)

our Audited Consolidated Financial Statements, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2013 and December 31, 2012, and the Report of the Independent Registered Public Accounting Firm thereon and the related notes to the consolidated financial statements thereto;

(c)	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013;

(d)

our Unaudited Condensed Interim Consolidated Financial Statements, which comprise the condensed interim consolidated balance sheet as at March 31, 2014, and the condensed interim consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the three months ended March 31, 2014 and March 31, 2013;

(e)	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 (the “Interim MD&A”); and

(f)	our Management Information Circular dated March 18, 2014 for our annual and special meeting of shareholders held on May 1, 2014.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of this prospectus and prior to the termination of the distribution will be deemed to be incorporated by reference in this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Anna M. Tudela, Vice President, Regulatory Affairs and Corporate Secretary of Goldcorp, at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (telephone: 604-696-3000).

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the previous AIF, annual consolidated financial statements and all unaudited condensed interim consolidated financial reports, material change reports, and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers of debt securities hereunder. Upon a management information circular in connection with an annual general meeting being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual general meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers of debt securities hereunder.

A prospectus supplement containing the specific terms in respect of any offering of the offered debt securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such offered debt securities will be delivered to purchasers of such offered debt securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such offered debt securities by such prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and certain documents incorporated by reference in this prospectus, contains “forward-looking statements” and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause our actual results, performance or achievements to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which we will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which we operate; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in this prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this prospectus are as of the date of this prospectus. The forward-looking statements contained in this prospectus are made as of the date of this prospectus and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. We do not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of Ontario. All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States. Goldcorp has appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Goldcorp’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Goldcorp has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Goldcorp has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to this prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the debt securities.

DESCRIPTION OF THE BUSINESS

We are a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States, Mexico and Central and South America. We are one of the lowest cost and fastest growing multi-million ounce senior gold producers in the world.

The principal products and sources of cash flow for us are derived from the sale of gold and the byproduct silver, copper, lead and zinc produced. Our mineral properties, in which we or our subsidiaries hold a direct interest, by jurisdiction are as follows:

Canada and the United States

•

a 100% interest in the Red Lake gold mines (the “Red Lake Gold Mines”) in Canada, a 72% interest held by Goldcorp and a 28% interest held by Goldcorp Canada Ltd., a wholly-owned subsidiary of Goldcorp (the Red Lake Gold Mines are considered to be a material mineral property to Goldcorp), including a 100% interest in the nearby Cochenour complex in Canada;

•	a 100% interest in the Éléonore gold project (the “Éléonore Project”) in Canada (the Éléonore Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Porcupine gold mines in Canada, a 49% interest held by Goldcorp and a 51% interest held by Goldcorp Canada Ltd.;

•	a 100% interest in the Musselwhite gold mine in Canada, a 32% interest held by Goldcorp and a 68% interest held by Goldcorp Canada Ltd.;

•	a 100% interest in the Wharf gold mine in the United States; and

•	a 40% interest in the Dee/South Arturo gold exploration project (the “Dee/South Arturo Project”) in the United States.

Mexico

•	a 100% interest in the Peñasquito gold-silver-lead-zinc mine (the “Peñasquito Mine”) in Mexico (the Peñasquito Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Los Filos gold-silver mine (the “Los Filos Mine”) in Mexico (the Los Filos Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the El Sauzal gold mine in Mexico;

•	a 100% interest in the Noche Buena gold-silver project in Mexico; and

•	a 100% interest in the Camino Rojo gold-silver project in Mexico.

Central and South America

•	a 40% interest in the Pueblo Viejo gold-silver-copper mine (the “Pueblo Viejo Mine”) in the Dominican Republic (the Pueblo Viejo Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Cerro Negro gold-silver project (the “Cerro Negro Project”) in Argentina (the Cerro Negro Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Marlin gold-silver mine in Guatemala;

•	a 70% interest in the El Morro gold-copper project in Chile;

•	a 37 1⁄2% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina; and

•	a 100% interest in the Cerro Blanco gold-silver project in Guatemala.

Our principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, we will not be dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, we also produce silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito Mine and the Alumbrera Mine which is sold to third party refineries.

Recent Developments

Sale of Marigold Mine

On April 4, 2014, we announced that Goldcorp and its joint venture partner, Barrick Gold Corporation (“Barrick”), completed the sale of their respective interests in the Marigold mine in Humboldt County, Nevada to Silver Standard Resources Inc. Goldcorp and Barrick received total consideration of US$275 million. Marigold was a joint venture operation between Goldcorp, who was the operator and 66.7% partner, and Barrick, who was the 33.3% partner.

Appointment of Clement A. Pelletier to the Board of Directors

On May 2, 2014, we announced the election of Mr. Clement A. Pelletier to the Board of Directors of Goldcorp. Goldcorp also announced that A. Dan Rovig had retired from the Board of Directors of Goldcorp, leaving the number of directors at ten.

Resumed Operations at Los Filos Mine

On May 5, 2014, we announced that the Los Filos Mine has resumed all operations following a negotiated settlement with the Carrizalillo Ejido for a new land occupancy agreement with a five-year term. Operations at Los Filos had been suspended sine April 2, 2014.

RISK FACTORS

An investment in the debt securities involves risk. Before deciding whether to invest in the debt securities, you should consider carefully the risks and uncertainties described below as well as the other information contained and incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in forward-looking statements. If any of the events identified in these risks and uncertainties were to actually occur, our business, prospects, financial condition, cash flow and operating results could be materially harmed.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, these risks cannot be eliminated.

Although our activities are primarily directed towards mining operations, our activities also include the exploration for and development of mineral deposits. Discovery or acquisition of new mineral deposits is necessary to replace mineral reserves that are mined by operations. Development of new mineral deposits is necessary to sustain and to grow our future operations. There is no certainty that the expenditures made by us towards the search for, evaluation of, and development into commercial production of mineral deposits will be successful.

The exploration for and development of mineral deposits also involves significant risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by us or any of our joint venture partners will result in a profitable commercial mining operation.

In particular, we remain focused on advancing our suite of high quality gold projects as part of our growth profile. However, our ability to maintain, or increase, our annual production of gold, silver, copper, lead, and zinc depends in significant part on our ability to bring these projects into production and to expand existing mines. Although we utilize the operating history of our existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); the particular attributes of the deposit, such as size, grade and metallurgy; expected recovery rates of metals from the ore; proximity to infrastructure and labour; the cost of water and power; anticipated climatic conditions; cyclical metal prices; fluctuations in inflation and currency exchange rates; higher input commodity and labour costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Some of our development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may adversely affect our business.

Although our feasibility studies are generally completed with our knowledge of the operating history of similar ore bodies in the region, the actual operating results of our development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

Construction and Start-Up

Our projects are at various stages of evaluation, construction and development. There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include the availability and delivery of critical equipment; the hiring of key personnel for construction, commissioning and operations; delays associated with contractors; budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and potential opposition from non-governmental organizations, community and indigenous groups, environmental groups or local groups.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the owner’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at any of our development projects.

Furthermore, there are risks associated with the construction of an entirely new mining project relating to, among other things, supervision of the contractors, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel. We will be required to rely upon outside consultants, engineers and others for additional construction expertise in respect of our development projects.

Commodity Prices

The majority of Goldcorp’s revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. Our financial results and exploration and our development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc have fluctuated widely in recent years, and future price declines could cause continued development of and commercial production from our properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economically viable.

Furthermore, mineral reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Need for Additional Mineral Reserves and Mineral Resources

We must continually explore to replace and expand our mineral reserves and mineral resources as our mines produce gold, silver, copper, lead and zinc. Our ability to maintain or increase our annual production of gold, silver, copper, lead and zinc depends in significant part on our ability to find new mineral reserves and mineral resources, to bring new mines into production, and to expand mineral reserves and mineral resources at existing mines. There is no assurance that we will be able to maintain or increase our annual production, bring new mines into production or expand the mineral reserves and mineral resources at our existing mines.

Capital Cost and Operational Cost Estimates

We prepare budgets and estimates of cash costs and capital costs of production for each of our operations and our main costs relate to material and consumable costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite our best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Our actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond our control. Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on our business, results of operations and financial condition.

Foreign Operations

We conduct significant operations outside of Canada and the United States, and as such our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these jurisdictions may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements or land and water use, could result in loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests or fines and penalties.

Risk factors specific to certain jurisdictions are described separately. See “– Economic and Political Instability in Argentina” and “– Security in Mexico”. The occurrence of the various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability. In addition to internal controls, systems and processes, we mitigate these risks by building positive, sustainable relationships with local communities, vendors and local, regional and federal governments, and maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability and best practices in corporate governance.

Resource Nationalism

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Mexico and Venezuela, have recently introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for employment of local staff or contractors or other benefits to be provided to local residents.

The recent occurrence of these mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.

Government Regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although our mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on us. In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may adversely affect our costs of operations and financial results.

See also “– Resource Nationalism” above.

Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are 11 ejido communities in the vicinity of our Mexican mining operations and ejido lands cover all of the lands used by us for our current mining operations at our Peñasquito, Los Filos and El Sauzal mines. We enter into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allow us to use the surface of the lands for our mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time we may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

See “Recent Developments – Update on Land Claim Settlement with Cerro Gordo Ejido” and “Legal Proceedings and Regulatory Actions – Cerro Gordo Ejido Claim” in the AIF and “Operational Review – Peñasquito Mine, Mexico” in the Interim MD&A.

Availability of Supplies

As with other mining companies, certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources and a decrease in the supplier’s inventory which, at times, has caused unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules. Although we make efforts to ensure that there are contingency plans in place in the event of a shortfall of supply, if a supplier is unable to adequately meet our requirements over a significant period of time and we are unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on our business, results of operations and financial condition.

Availability of Key Executives and Other Personnel

We are dependent on the services of key executives, including, among others, our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Operating Officer. The success of our operations is also dependent on our highly skilled and experienced workforce. There is competition over highly skilled experienced workers (in addition to increased labour costs). In part this competition arises from the lower number of new workers entering the mining industry during the industry downturn in the late 1990s and early 2000s. In addition, the development of new mines in geographic areas without an established mining industry requires training of inexperienced workers to staff these new mines.

Although we place a high priority on hiring and retaining key talent, as well as embracing technology that diminishes the impact of workplace shortages, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Health Hazards and Personal Safety

Mining operations generally involve a high degree of risk. The personnel involved in our operations are subject to many inherent health and safety risks and hazards, including, but not limited to, rock bursts, cave-ins, floods, falls of ground, chemical hazards, exposure to hazardous materials, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and personnel evacuation. These risks cannot be eliminated and may adversely affect our reputation, business and future operations.

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and Ukraine and budget deficits and debt levels globally, have caused significant volatility to commodity prices. These conditions in recent years have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse, of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Until recently, notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. To further illustrate the general market’s volatility, global economic conditions continue on a modest growth trajectory and yet equity markets are robust and debt markets continue to prosper with near record issuance levels. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect our business.

We are also exposed to liquidity and various counterparty risks including, but not limited to through: (i) financial institutions that hold our cash; (ii) companies that have payables to us, including concentrate customers; (iii) our insurance providers; (iv) our lenders; (v) our other banking counterparties; and (vi) companies that have received deposits from us for the future delivery of equipment. We are also exposed to liquidity risks in meeting our capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. As a result of this uncertainty, our planned growth could either be adversely or positively impacted and the trading price of our securities could either be adversely or positively affected.

Economic and Political Instability in Argentina

The Cerro Negro Project is located in Santa Cruz Province in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina, including the existence of social opposition to mining operations in certain parts of the country and protectionist economic measures.

For example, the current Argentine government placed currency controls on the ability of companies and its citizens to obtain United States dollars, in each case requiring Central Bank approval (resulting in, at times, a limitation on the ability of multi-national companies to distribute dividends abroad in United States dollars) and revoked exemptions previously granted to companies in the oil and gas and mining sectors from the obligation to repatriate 100% of their export revenues to Argentina for conversion in the local foreign exchange markets, prior to transferring funds locally or overseas. Similarly, the government adopted a requirement that importers provide notice to the government and obtain approval for importation before placing orders for certain goods. These actions indicate that the Argentine government may alter or impose additional requirements or policies that may adversely affect our activities in Argentina in the future.

There is also the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labour unrest. Roadblocks (piqueteros) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There is no assurance that disruptions will not occur in the future which could materially affect access to the Cerro Negro Project during the project’s development or the operation of the mine altogether.

Security in Mexico

In recent years, criminal activity and violence has increased in Mexico and spread from border areas to other areas of the country and neighbouring Guatemala. Violence between the drug cartels and human trafficking organizations and violent confrontations with authorities has steadily increased. As well, incidents of violent crime, kidnapping for ransom and extortion by organized crime have increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime.

Our sites have taken a variety of measures to protect their employees, property and production facilities from these security risks. We also regularly review the safety of access routes and the physical security of our installations. Notwithstanding these measures, incidents of criminal activity, trespass, theft and vandalism have occasionally affected our employees, contractors and their families.

Although we have implemented measures to protect our employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents, in the future, will not have a material adverse effect on our operations, especially if criminal activity and violence continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees, contractors or visitors, decrease operational efficiency, increase community tensions or otherwise adversely affect our ability to conduct our business.

Corruption and Bribery Risk

Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct our business. In recent years, there has been a general increase in both the frequency of enforcement and severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its third party agents. Although we have adopted a risk-based approach to mitigate such risks, including the implementation of training programs and policies to ensure compliance with such laws, such measures are not always effective in ensuring that we, our employees or third party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us, resulting in a material adverse effect on our reputation and the results of our operations.

Human Rights

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to the environment, health and safety surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights.

Some mandate that government consult with communities surrounding potential or operating our projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases, causing considerable delays to the advancement of our projects.

See also “– Indigenous Peoples” below.

Environmental Risks and Hazards

Our operations are subject to environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on our reputation.

Furthermore, environmental hazards may exist on the properties on which we hold interests which are unknown to us at present or which have been caused by previous or existing owners or operators of the properties but for which we could have responsibility.

In addition, production at certain of our mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. For example, in late 2010, the Argentine Congress approved legislation that restricts mining and other industrial activities in areas where glaciers are present. In addition, several provincial governments in Argentina have adopted prohibitions on open pit mining. Although such restrictions do not currently affect any of our projects, if legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which we operate, there would be a serious and adverse impact on our results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which our operations rely on the use of cyanide, it would have a significant adverse impact on us as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.

See also “– Permitting” below.

Permitting

Our operations in each of the jurisdictions in which we operate are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of our properties, we must receive permits from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. There can be no assurance that we will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

Keewatin Decision

In August 2011, an Ontario court issued a ruling that may affect future permitting of mining operations and other land uses within the Keewatin Lands (the lands in which the Red Lake Gold Mines are situated). Permits and land rights for mine operations are issued by the Province of Ontario. However, because the court ruled that Ontario requires federal authorization (or Treaty 3 First Nations consent) to the “taking up” of lands in Keewatin where doing so would “significantly interfere” with Treaty 3 harvesting rights, the Province of Ontario can only issue land rights so long as such land rights do not have such effect. While the trial court provided some guidance on how to determine if an action would have the effect of “significantly interfering” with harvesting rights, the issue was ambiguous and would require further definition by the courts. The decision was stayed pending appeal.

On March 18, 2013, the Ontario Court of Appeal overturned the trial judge’s ruling and allowed the appeal. The Court of Appeal disagreed with the trial judge’s interpretation of Treaty 3, which imposed a two-step provincial and federal approval process to the issue of land rights (“taking up”) by the Province of Ontario. The Court of Appeal concluded that the Province of Ontario can avail itself of the “taking up” powers under Treaty 3, so as to limit harvesting rights, without conducting separate consultation with the federal government.

On September 19, 2013, the Supreme Court of Canada granted leave to appeal the decision of the Ontario Court of Appeal. The matter was argued before the Supreme Court of Canada on May 15, 2014. The decision of the Supreme Court of Canada is pending and likely will be issued before the end of 2014, possibly in early 2015.

Although we currently have all required permits and land rights for our Red Lake Gold Mines operations, any change or uncertainty in the permitting or land rights processes may have an adverse impact on our operations. There can be no assurance that delays or new objections will not occur in connection with obtaining all necessary renewals of such permits or land rights for the existing operations or additional permits or land rights for any possible future changes to operations.

See also “– Permitting” above.

Climate Change Risks

We acknowledge climate change as an international and community concern and we support and endorse various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation, treaties and other requirements at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect that this will result in increased costs at some of our operations.

In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following:

Sea level rise: Our operations are not directly threatened by current predictions of sea level rise. All of our operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and personnel to our operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Our facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, then our production efficiency is likely to be reduced.

Although we make efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on our operations and therefore profitability.

Infrastructure and Water

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, financial condition and results of operations.

A key operational risk is the availability of sufficient power and water supplies to support mining operations. Large amounts of power and large volumes of water are used in the extraction and processing of minerals and metals. Certain of our property interests are located in remote, undeveloped areas and the availability of infrastructure such as water and power at a reasonable cost cannot be assured. Conversely, our other properties are located in areas that have many competing demands for power and water and access to sufficient supplies will need to be negotiated by us. Power and water are integral requirements for exploration, development and production facilities on mineral properties.

Even a temporary interruption of power or water could adversely affect an operation. Our ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery; and relevant regulatory regimes.

In addition, an increase in prices could also negatively affect our business, financial condition and results of operations. Establishing such infrastructure for our development projects will, in any event, require significant resources, identification of adequate sources of raw materials and supplies and necessary cooperation from national and regional governments, none of which can be assured. There is no guarantee that we will secure these power, water and access rights going forward or on reasonable terms.

Reclamation Costs

We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.

As of December 31, 2013 and March 31, 2014, we have provided the appropriate regulatory authorities with US$387 million and US$461 million, respectively, in reclamation financial assurance for mine closure obligations in the various jurisdictions in which we operate. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

Although we have currently made provisions for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operating results and financial condition.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that we incur in our operations. Gold, silver, copper, lead and zinc are sold in United States dollars and our costs are incurred principally in United States dollars, Canadian dollars, Mexican pesos, Guatemalan quetzal, Dominican Republic pesos, Argentinean pesos and Chilean pesos. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in United States dollar terms. We have a risk management policy that includes hedging our foreign exchange exposure to reduce the risk associated with currency fluctuations. We have entered into Canadian dollar and Mexican peso currency hedge contracts to purchase the respective foreign currencies at pre-determined United States dollar amounts. These contracts were entered into to normalize operating, capital and general and administrative expenses incurred by our foreign operations expressed in United States dollar terms. In accordance with our risk management policy, we may hedge up to 50% of our expenditures over any 12 months on a going forward basis and up to 30% of our expenditures over any 13 to 24 months on a going forward basis.

See also “– Hedging” below.

Joint Ventures

We hold an indirect 40% interest in the Pueblo Viejo Mine and an indirect 40% interest in the Dee/South Arturo Project, the remaining interest in each of these properties being held indirectly by Barrick. We also hold an indirect 37 1⁄2% interest in the Alumbrera Mine, the other 12 1⁄2% and 50% interests being held indirectly by Yamana Gold Inc. and Glencore Queensland Limited, respectively. Our interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (iii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

To the extent that we are not the operator of our joint venture properties, the success of any such operations will be dependent on such operators for the timing of activities related to these properties and we will be largely unable to direct or control the activities of the operators. We are subject to the decisions made by the operator in the operation of the property, and will rely on the operators for accurate information about the properties. Although we expect that the operators of the properties to which we own an interest will operate these properties with the highest standards and in accordance with the respective operating agreements, there can be no assurance that all decisions of the operators will achieve expected goals.

Acquisition Strategy

As part of our business strategy, we have sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Goldcorp. Ultimately, any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers, contractors and other stakeholders; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that we choose to raise debt capital to finance any such acquisition, our leverage will be increased. If we choose to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources.

We cannot assure that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit our business. Furthermore, there can be no assurance that we would be successful in overcoming the risks identified above or any other problems encountered in connection with such acquisitions.

Reputational Risk

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to Goldcorp and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Competition

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals, as well as the necessary labour and supplies required to develop such properties. Some of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain, acquire or develop attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. We operate in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. ILO Convention 169, which has been ratified by Argentina, Chile, Guatemala, and Mexico, is an example of such an international convention. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Examples of recent developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7 which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

Our current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities. Opposition by indigenous people to our operations may require modification of or preclude operation or development of our projects or may require us to enter into agreements with indigenous people with respect to our projects.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for ore/mineral reserves and mineral resources contained in the AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore/mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating ore/mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the ore/mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver, copper, lead or zinc recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver, copper, lead or zinc prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore/mineral reserves and mineral resources, or of our ability to extract these ore/mineral reserves, could have a material adverse effect on our results of operations and financial condition. See also “Description of the Business – Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the AIF.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Indebtedness

As of March 31, 2014, we had aggregate consolidated indebtedness of US$3,107 million (including (i) the US$862.5 million aggregate principal amount of the 2% Convertible Senior Notes due August 1, 2014, (ii) US$1.5 billion in senior unsecured notes, consisting of US$500 million aggregate principal amount of 2.125% notes due March 15, 2018, and US$1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023, (iii) US$600 million drawn on the revolving credit facility of up to US$2.0 billion (the “Credit Facility”) and (iv) certain other indebtedness) and an undrawn balance of $1.4 billion on the Credit Facility. As of the date of this prospectus, we have US$225 million drawn under the Credit Facility. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other business opportunities. In addition, under the financing arrangements for the Pueblo Viejo Mine, both Barrick (as to 60%) and Goldcorp (as to 40%) have each provided guarantees on behalf of Pueblo Viejo Dominicana Corporation (“PVDC”), the operating company for the joint venture partners, in favour of the lenders whereby both parent companies guarantee PVDC’s repayment obligations under the financing arrangements (however, such guarantees terminate upon certain operational completion tests being met). As of the date of this prospectus, there is a total US$937 million drawn by PVDC (of which we have guaranteed US$375 million).

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, the ratings assigned to our outstanding indebtedness may change as the result of the incurrence of additional debt.

The terms of the Credit Facility requires us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, given our strong balance sheet, these covenants do not restrict our ability to conduct our business as presently conducted, there are no assurances that in future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt.

Additional Capital

The mining, development, expansion and exploration of our properties will require ongoing financing, especially in light of our near-term development of our key development projects and the potential for rising and unforeseen costs as well as potential fluctuations in metal prices. Although we expect to finance our growing operations and development costs with anticipated cash-flows, with our existing assets (including cash and cash equivalents) and with our Credit Facility, if necessary, we may require additional capital to fund our costs, especially if there is a significant decrease in metal prices. Failure to obtain any necessary additional financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

Hedging

Currently, our policy is to not hedge future gold sales. We currently hedge copper, lead and zinc to manage price exposure to fluctuations in those base metals. We also hedge diesel fuel price exposure and foreign currencies exposures to manage adverse price movements impacting costs specific to diesel fuel prices and foreign currencies.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, diesel fuel prices or foreign currencies will be successful. Although hedging may protect us from an adverse price change, it may also prevent us from benefiting fully from a positive price change.

Peñasquito Mine Concentrate Transportation and Marketing Risk

Concentrates containing combinations of gold, silver, lead and zinc are produced in large quantities at the Peñasquito Mine and loaded onto highway road vehicles for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. We could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito Mine’s products will be entered into on acceptable terms or at all.

Litigation

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. If we are unable to resolve these disputes favourably, it may have a material adverse impact on our financial performance, cash flow and results of operations. See “Legal Proceedings and Regulatory Actions” in the AIF.

Labour and Employment Matters

While we believe that we have good relations with both our unionized and non-unionized employees, production at our mining operations is dependent upon the efforts of our employees. In addition, relations between us and our employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Adverse changes in such legislation or in the relationship between us with our employees may have a material adverse effect on our business, results of operations and financial condition.

Land Title

Although the title to the properties owned by us was reviewed by or on behalf of us, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Any defects in the title to the properties owned by us could have a material and adverse effect on our cash flow, results of operations and financial condition.

Insurance and Uninsured Risks

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Information Systems Security Threats

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Share Prices of Investments

Our investments in securities of other public companies (including our investment in Tahoe Resources Inc.) are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Such market fluctuations could adversely affect the market price of our investments and the value we could realize on such investments.

Subsidiaries

We are a holding company that conducts operations through Canadian and foreign subsidiaries, joint ventures and divisions, and a significant portion of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered debt securities for any one or more of debt repayment, capital investment or working capital. We may invest funds that we do not immediately require in short-term marketable securities.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios are included in this prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian GAAP and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The ratios do not give pro forma effect to any offering of offered debt securities offered by a prospectus supplement and this prospectus. For purposes of these calculations, net income from continuing operations attributable to shareholders of Goldcorp has been increased by finance costs and income taxes. The earnings coverage ratio is equal to net income from continuing operations attributable to shareholders of Goldcorp, adjusted as described above, divided by finance costs. These ratios do not purport to be indicative of earnings coverage ratios for any future period.

The earnings coverage ratio for the year ended December 31, 2013 was -45.5 times finance costs and for the 12 month period ended March 31, 2014 was -43.4 times finance costs. The dollar amount of the numerator required to achieve a ratio of one-to-one for the year ended December 31, 2013 and for the 12 month period ended March 31, 2014 were $50 million and $56 million, respectively. Our net income from continuing operations attributable to shareholders of Goldcorp for the year ended December 31, 2013 before finance costs, income taxes, depreciation and amortization amounted to approximately -US$1,644 million, which amounted to -32.9 times our finance costs for the year. Our net income from continuing operations attributable to shareholders of Goldcorp for the 12 month period ended March 31, 2014 before finance costs, income taxes, depreciation and amortization amounted to approximately -US$1,769 million, which amounted to -31.6 times our finance costs for the period. The dollar amount of the numerator required to achieve a ratio of one-to-one for the year ended December 31, 2013 and for the 12 month period ended March 31, 2014 were $50 million and $56 million, respectively.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in our share and loan capital since March 31, 2014, the date of our most recently filed financial statements, other than subsequent to March 31, 2014: (i) we repaid the US$600 million in April 2014 of the US$600 million that was drawn down at March 31, 2014 under our Credit Facility; (ii) US$250 million was drawn down in April 2014 under the Credit Facility and subsequently repaid in May 2014; and (iii) US$225 million was drawn down in May 2014 under the Credit Facility. As of the date of this prospectus, an aggregate of US$225 remains drawn under the Credit Facility.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Goldcorp consists of an unlimited number of common shares (the “Common Shares”). As of June 2, 2014, 813,286,382 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of Goldcorp, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors of Goldcorp at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Goldcorp are entitled to receive on a pro-rata basis the net assets of Goldcorp after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

DESCRIPTION OF DEBT SECURITIES

In this section, the words “company”, “we”, “us”, “our” and “Goldcorp” refer only to Goldcorp Inc. and not to any of our subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of offered debt securities offered by a prospectus supplement and this prospectus, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

The offered debt securities will be issued under the indenture dated as of March 20, 2013 (the “indenture”) entered into between Goldcorp and Wells Fargo Bank, National Association, as trustee (the “trustee”), as supplemented by one or more supplemental indentures. A copy of the indenture has been filed with the SEC, as an exhibit to the registration statement of which this prospectus forms a part, and a copy of the indenture is also available on SEDAR at www.sedar.com. The following statements with respect to the indenture and the offered debt securities are brief summaries of certain provisions of the indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the indenture and the applicable supplemental indenture. Whenever we refer to particular provisions of the indenture, those provisions are qualified in their entirety by reference to the indenture and the applicable supplemental indenture.

We may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of debt securities pursuant to this prospectus.

General

The indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes or other evidences of indebtedness) which may be issued thereunder. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. Special Canadian and United States federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. The debt securities offered pursuant to this prospectus will be limited to US$1,000,000,000 (or the equivalent in other currencies) aggregate principal amount. Unless otherwise indicated in the applicable prospectus supplement, the indenture permits the company to increase the principal amount of any series of debt securities previously issued and to issue debt securities of such increased principal amount.

The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the indenture. We may issue debt securities with terms different from those of debt securities previously issued under the indenture.

The applicable prospectus supplement will set forth the specific terms relating to the debt securities of the series being offered and may include, without limitation, any of the following:

•	the specific designation of the offered debt securities;

•	the aggregate principal amount of the offered debt securities;

•	the extent and manner, if any, to which payment on or in respect of the offered debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the offered debt securities will be issued;

•

the date or dates on which the offered debt securities will mature and the portion (if less than all of the principal amount) of the offered debt securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates per annum (which may be fixed or variable) at which the offered debt securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the offered debt securities;

•

any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the offered debt securities may be redeemed or purchased at the option of the company or otherwise;

•

if the offered debt securities will be issuable in whole or in part in the form of one or more registered global securities (“registered global securities”), the identity of the depositary for such registered global securities;

•	the denominations in which registered debt securities (“registered securities”) will be issuable, if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof;

•

each place where the principal of and any premium and interest on the offered debt securities will be payable and each place where the offered debt securities may be presented for registration of transfer or exchange;

•

if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered debt securities are denominated and/or in which the payment of the principal of and any premium and interest on the offered debt securities will or may be payable;

•	any index formula or other method pursuant to which the amount of payments of principal of, and any premium and interest on, the offered debt securities will or may be determined;

•	the terms and conditions, if any, on which the offered debt securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

•	if the payment of the offered debt securities will be guaranteed by any other person, the terms of any such guarantees;

•	if the offered debt securities will have the benefit of any security interest created pursuant to the terms of the indenture; and

•

any other terms of the offered debt securities, including covenants and events of default which apply solely to the offered debt securities, or any covenants or events of default generally applicable to the debt securities, which are not to apply to the offered debt securities.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. We expect any guarantee provided in respect of debt securities would constitute a senior, unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the indenture does not afford the holders the right to tender debt securities to the company for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change in control of the company.

Our debt securities may be issued under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the debt securities and any guarantees in respect of such debt securities will be unsecured obligations of the company and any applicable guarantor, respectively, and will rank equally with all of our and any applicable guarantor’s other unsecured and unsubordinated Indebtedness (as defined below under “– Certain Covenants”) from time to time outstanding. The debt securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities.

Registered Definitive Securities

Unless otherwise indicated in the applicable prospectus supplement, the registered securities of a particular series may be issued in the form of definitive securities without coupons and in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof. Debt securities may be presented for exchange and registered securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The company has appointed the trustee as security registrar.

Unless otherwise indicated in the applicable prospectus supplement, where registered securities are issued in definitive form, payment of the principal of and any premium and interest on such securities will be made at the office or agency of the trustee at 150E 42nd Street, 40th Floor, New York, New York 10017, Attention: Goldcorp Inc. Account Manager, to the persons in whose name such registered securities are registered at the close of business on the regular record date for such interest payment.

Registered Global Securities

The registered securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of offered debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. The company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a registered global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depositary or its nominee (“participants”) as will be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by the company if such debt securities are offered and sold directly by the company. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a registered global security or its nominee is the registered owner thereof, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on a registered global security registered in the name of a depositary or its nominee will be made to such depositary or nominee, as the case may be, as the registered owner of such registered global security. None of the company, the trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the depositary for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

If the depositary for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and no successor depositary is appointed within 90 days after we receive notice or become aware of such condition, we will issue registered securities of such series in definitive form in exchange for such registered global security. If there is an event of default with respect to a particular series of debt securities, the depositary for the registered global securities of such series may exchange such registered global securities for registered securities of such series in definitive form and distribute those registered securities in definitive form to participants. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, will issue registered securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.

Certain Covenants

Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

“Canadian Subsidiary” means any Subsidiary (as defined below) that maintains a substantial portion of its fixed assets within Canada.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt (as defined below)); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Goldcorp and computed in accordance with GAAP (as defined below).

“Funded Debt” means, as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

“GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect from time to time or, if different and then used by us for our public financial reporting purposes in Canada, generally accepted accounting principles in Canada or the United States.

“Indebtedness” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of any kind incurred or assumed in order to secure payment of Indebtedness.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person (as defined below) acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary (as defined below) that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired.

“person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means the interest of Goldcorp or any Restricted Subsidiary in any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Goldcorp or any Restricted Subsidiary, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount that exceeds 5% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of Goldcorp by resolution declares is not of material importance to the total business conducted by Goldcorp and its Restricted Subsidiaries considered as one enterprise.

“Restricted Subsidiary” means any United States Subsidiary or Canadian Subsidiary of Goldcorp that owns or leases a Principal Property or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Goldcorp and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Goldcorp has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

“Subsidiary” means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by a person and/or one or more subsidiaries of such person.

“United States Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within the United States.

Negative Pledge

For so long as any of our debt securities under the indenture are outstanding, we will not, and we will not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Lien on or over any Principal Property now owned or hereafter acquired by Goldcorp or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary now owned or hereafter acquired by Goldcorp or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the indenture (together with, if and to the extent we so determine, any other Indebtedness then existing or thereafter created), are secured (for the avoidance of doubt, but only to the extent of any Lien not otherwise permitted pursuant to the below proviso of this paragraph) equally and ratably with (or prior to) any and all such Indebtedness for so long as such Indebtedness is so secured by such Lien; provided, however, such negative pledge will not apply to or operate to prevent or restrict the following permitted Liens:

(1)

any Lien on property, shares of stock or Indebtedness of any person existing at the time such person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such person;

(2)

any Lien on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by Goldcorp or a Restricted Subsidiary, whether or not assumed by Goldcorp or such Restricted Subsidiary; provided that no such Lien will extend to any other Principal Property of Goldcorp or any Restricted Subsidiary;

(3)	any Lien on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to Goldcorp or to another Restricted Subsidiary;

(4)	any Lien on any Principal Property of Goldcorp to secure Indebtedness owing by it to a Restricted Subsidiary;

(5)

any Lien on any Principal Property or other assets of Goldcorp or any Restricted Subsidiary existing on the date of the indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of the indenture;

(6)

any Lien on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property), or on any shares of stock or Indebtedness of any Restricted Subsidiary directly or indirectly owning or operating such Principal Property, where such Principal Property is hereafter acquired, developed, expanded or constructed by Goldcorp or any Subsidiary, to secure the payment of all or any part of the purchase price, cost of acquisition or any cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by Goldcorp or a Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon), in each case including interest thereon and fees and expenses, including premiums, associated therewith, created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; provided that no such Lien will extend to any other Principal Property of Goldcorp or a Restricted Subsidiary other than in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(7)

any Lien on any Principal Property or other assets of Goldcorp or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Liens; provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Lien will be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Lien extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness;

(8)	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt; and

(9)

any Lien on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of Goldcorp or any Restricted Subsidiary which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Liens on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary then outstanding (excluding Indebtedness secured by Liens permitted under the foregoing exceptions) would not then exceed 10% of Consolidated Net Tangible Assets.

For purposes of the foregoing, the giving of a guarantee that is secured by a Lien on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Lien on a Principal

Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness that existed prior to the creation of such Lien, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Lien but the amount of Indebtedness secured by Liens on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries will be computed without cumulating the underlying Indebtedness with any guarantee thereof or Lien securing the same.

For the avoidance of doubt, (i) the sale or other transfer of any minerals in place for a period of time until the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals, (ii) the sale or other transfer of any minerals in an amount such that the purchaser will realize therefrom a specified amount of money (however determined); (iii) the sale or other transfer of any other interest in property of a character commonly referred to as a “production payment”; (iv) any acquisition of any property or assets by us or our Restricted Subsidiaries that is subject to any reservation that creates or reserves for the seller an interest in any metals or minerals in place or the proceeds from their sale; (v) any conveyance or assignment in which we or our Restricted Subsidiaries convey or assign an interest in any metals or minerals in place or the proceeds from their sale; or (vi) any lien upon any of our or our Restricted Subsidiaries’ wholly or partially owned or leased property or assets, to secure the payment of our or our Restricted Subsidiaries’ proportionate part of the development or operating expenses in realizing the metal or mineral resources of such property, shall not constitute the incurrence of Indebtedness secured by a Lien.

This covenant applies to Goldcorp and its Restricted Subsidiaries, which term does not include Subsidiaries of Goldcorp located outside of Canada or the United States. As of the date of this prospectus, a substantial portion of Goldcorp’s and its Subsidiaries’ assets on a consolidated basis are located outside of Canada and the United States.

Consolidation, Amalgamation and Merger and Sale of Assets

The indenture provides that we may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•

the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof;

•	the successor person expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the indenture;

•

immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

•	certain other conditions are met.

If, as a result of any such transaction, any of our Principal Properties become subject to a Lien, then, unless such Lien could be created pursuant to the indenture provisions described under “– Negative Pledge” above without equally and ratably securing the debt securities under the indenture, we, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Lien.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by us or on our behalf under or with respect to any series of our debt securities issued under the indenture will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively “Taxes”) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (each a “Relevant Taxing Jurisdiction”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the Relevant Taxing Jurisdiction.

If any amount for or on account of such Taxes is required by any Relevant Taxing Jurisdiction to be withheld or deducted from any payment made under or with respect to the debt securities issued under the indenture, we will pay to each holder of such debt securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply to:

(1)

any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, the relevant holder, if the relevant holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction other than the receipt of such payment or the ownership or holding of or the execution, delivery, registration or enforcement of such debt security;

(2)

any payment made by us under or with respect to such debt securities to a holder where such holder did not deal at arm’s length with us (within the meaning of the Income Tax Act (Canada)) at the time of the relevant payment;

(3)	any estate, inheritance, gift, sales, excise, transfer, personal property Tax or similar Tax, assessment or governmental charge;

(4)	any Taxes that are payable otherwise than by deduction or withholding from a payment of principal, premium, interest, or Additional Amounts on such debt securities;

(5)

any Taxes that would not have been so imposed but for the presentation of such debt securities (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the holder thereof would have been entitled to Additional Amounts had the debt securities been presented for payment on the last date during such 30 day period;

(6)

any Taxes that would not have been so imposed or would have been imposed at a lower rate if the holder of such debt securities had provided to us, any information, certification, documentation or evidence required under applicable law, rules, regulations or generally published administrative practice of the Relevant Taxing Jurisdiction for such Taxes not to be imposed or to be imposed at a lower rate; provided that such information, certification, documentation or evidence is required by the applicable law, rules, regulations or generally published administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from or reduction in the requirement to deduct or withhold all or part of such Taxes and such information, certification, documentation or evidence is reasonably requested upon reasonable notice by the applicable payor;

(7)

any Taxes that were imposed on a fiduciary, partnership or other entity that is not the sole beneficial owner of the payment, if the laws of the Relevant Taxing Jurisdiction require the payment to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the holder; or

(8)	any Taxes that would not have been so imposed but for any combination of the foregoing.

In any event, no Additional Amounts will be payable under the provisions described above in respect of any debt securities in excess of the Additional Amounts which would be required if, at all relevant times, the holder of such debt securities were a resident of the United States and a qualifying person for purposes of the Canada-

U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of Additional Amounts discussed in the preceding sentence, the Additional Amounts received by certain holders of our debt securities will be less than the amount of Taxes withheld or deducted, and, accordingly, the net amount received by such holders of our debt securities will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Taxes.

We will (i) make such withholding or deduction of Taxes as is required under applicable law or the interpretation or administration thereof by the Relevant Taxing Jurisdiction, (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law and (iii) furnish to the trustee reasonable evidence of the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes.

If we are obligated to pay Additional Amounts with respect to any payment under or with respect to the debt securities, we will deliver to the trustee and paying agent an officer’s certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the payment of such Additional Amounts to holders of debt securities on the payment date. Each such officer’s certificate shall be relied upon until receipt of a new officer’s certificate addressing such matters. To the extent permitted by law, the trustee shall have no obligation to determine or obtain knowledge of when Additional Amounts are paid or owed.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, a series our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof together with accrued and unpaid interest to, but not including, the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

•

as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction, or (B) any change in the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction) of a Relevant Taxing Jurisdiction, which change or amendment is announced or becomes effective on or after the date of the applicable prospectus supplement, we or a successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series; or

•

on or after the date of the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in a Relevant Taxing Jurisdiction, including any of those actions specified in the first bullet, whether or not such action was taken or such decision was rendered with respect to us or a successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our, or a successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series, and, in any such case, we determine that such obligation cannot be avoided by the use of reasonable measures available to us (which shall not include the substitution of an obligor in respect of the debt securities).

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an officer’s certificate stating that we are entitled to redeem such series of debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities as provided above will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the trustee, within 30 days after such reports or information are filed with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and do not otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information, in each case in accordance with Canadian disclosure requirements and GAAP. Any documents filed by us with the SEC via the SEC’s EDGAR system will be deemed filed with the trustee as of the time such documents are filed via the SEC’s EDGAR system.

Events of Default

Each of the following constitute events of default under the indenture with respect to debt securities of any series:

•	default in the payment of the principal of any debt securities of that series when it becomes due and payable;

•	default in the payment of any interest on any debt securities of that series when such interest becomes due and payable, and such default is continued for 30 days;

•

default in the performance, or breach, of any other covenant of Goldcorp in the indenture for the benefit of holders of the debt securities of that series, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

•

default by Goldcorp or any Restricted Subsidiary in the payment of indebtedness of US$150,000,000 or more in principal amount outstanding when due after the expiration of any applicable grace period, or default under indebtedness of Goldcorp or any Restricted Subsidiary of US$150,000,000 or more in principal amount resulting in acceleration of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled;

•	certain events of bankruptcy, insolvency or reorganization occur involving Goldcorp; and

•	any other events of default provided with respect to debt securities of that series.

If an acceleration in an amount less than US$150,000,000 of any of our indebtedness or that of our Restricted Subsidiary, the holders of the debt securities will not have the right to accelerate the maturity of their debt securities even though in some such cases other creditors may have that right.

The indenture provides that the trustee must give notice of a default of which it has actual knowledge to the registered holders of the debt securities of the relevant series within 90 days of occurrence.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for the debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding securities of all series issued under the indenture and affected by the event of default (voting as a single class) may declare the principal of and all accrued and unpaid interest on the debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the event of default may in some cases rescind this accelerated payment requirement.

A holder of debt securities of any series may pursue any remedy under the indenture only if:

•	such holder gives the trustee written notice of a continuing event of default;

•

the holders of at least 25% in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the event of default make a written request to the trustee to pursue the remedy;

•	such holder offers to the trustee an indemnity or security satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•

during that 60-day period, the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the event of default do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

Holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the event of default may direct the time, method and place of conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee with respect to the debt securities of all series affected by such event of default. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indenture requires us to deliver each year to the trustee a written statement as to our compliance with the covenants contained in the indenture.

Trustee

If an event of default occurs under the indenture and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the written request of any of the holders of any debt securities only after such holders have offered the trustee indemnity satisfactory to it.

The indenture contains limitations on the right of the trustee, if it becomes our creditor, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Modification and Waiver

The indenture may be amended or supplemented or any provision of the indenture may be waived without the consent of any holders of debt securities in certain circumstances, including:

•	to provide for the assumption of our obligations under the indenture by a successor;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•

to make any change that does not adversely affect any outstanding debt securities of any series issued under the indenture in any material respect; provided, that any change made solely to conform the provisions of the indenture to a description of debt securities in an offering circular or prospectus supplement will be deemed not to adversely affect any outstanding debt securities of any series issued under the indenture in any material respect, as provided in an officer’s certificate;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

•	to provide for the appointment of a successor trustee;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to establish the form and terms of debt securities of any series or to authorize the issuance of additional debt securities of a series previously authorized; and

•	to cure any ambiguity, omission, defect or inconsistency.

The indenture may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by such amendment or supplement. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to the indenture may:

•	change the stated maturity of the principal of, or any installment of interest or additional amounts on, any debt security;

•

reduce the principal of any debt security or any premium payable on the redemption of any debt security or reduce the amount of any installment of interest or additional amounts payable on any debt security;

•	change the place of payment or make payments on any debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver; or

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification.

The holders of a majority in principal amount of the outstanding debt securities of all series affected by the waiver may on behalf of the holders of all debt securities of such series waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of all series affected by such default may waive any past default under the indenture with respect to such debt securities, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt securities or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of officers of Goldcorp delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series

(hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

•

we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•

we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•

no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default with respect to that series of debt securities will have occurred and be continuing on the date of such deposit;

•

we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.

The indenture provides that, at our option, unless and until we have exercised our defeasance option described above with respect to debt securities of the same series, we may omit to comply with the covenants described under “– Certain Covenants – Negative Pledge”, and certain aspects of the covenant described under “– Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets” and certain other covenants, and such omission will not be deemed to be an event of default under the indenture and the outstanding debt securities upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of officers of Goldcorp delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

•

we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•

we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities include holders who are not resident in Canada);

•

no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default with respect to that series of debt securities will have occurred and be continuing on the date of such deposit;

•

we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture with respect to the offered debt securities by delivering to the trustee for cancellation all such outstanding debt securities or by depositing with the trustee or the paying agent, after such debt securities have become due and payable or will become due and payable within one year, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the indenture by us.

Governing Law

The indenture, any supplemental indenture and the offered debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Service

Under the indenture, the company has irrevocably appointed CT Corporation System, 111 – 8th Avenue, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the offered debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in The City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

We are incorporated under and governed by the laws of Canada. Many of our assets are located outside the United States and most of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for you to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments in United States courts, of civil liabilities predicated upon United States federal securities laws.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) under the symbol “GG” and on the Toronto Stock Exchange (the “TSX”) under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX during the 12 months preceding the date of this prospectus.

Month	High (C$)	Low (C$)	Volume
June 2013	31.20	23.26	57,928,674
July 2013	30.70	24.62	86,393,260
August 2013	33.80	25.93	68,063,836
September 2013	31.90	25.72	67,273,666
October 2013	28.68	24.07	70,058,215
November 2013	26.39	23.46	61,827,688
December 2013	23.50	21.87	53,788,223
January 2014	27.88	23.45	72,384,053
February 2014	31.18	27.12	65,702,883
March 2014	32.46	26.90	61,779,551
April 2014	28.10	25.51	53,532,244
May 2014	28.07	24.71	30,768,700
June 2014 (1)	25.35	24.84	1,368,462

(1)	From June 1 to June 2, 2014.

The price of the Common Shares as quoted by the TSX at the close of business on May 27, 2014 was C$24.99.

The following table sets forth information relating to the trading of the Common Shares on the NYSE during the 12 months preceding the date of this prospectus.

Month	High (US$)	Low (US$)	Volume
June 2013	30.33	22.22	158,654,466
July 2013	29.85	23.21	176,575,468
August 2013	32.15	24.87	176,662,433
September 2013	30.32	25.01	191,545,425
October 2013	27.46	23.22	169,545,911
November 2013	25.33	22.20	135,657,485
December 2013	22.09	20.54	175,099,304
January 2014	25.06	21.87	192,446,832
February 2014	28.13	24.47	135,157,116
March 2014	29.27	24.35	129,546,256
April 2014	25.87	23.14	119,283,625
May 2014	25.57	22.76	77,643,394
June 2014 (1)	23.25	22.79	7,164,803

(1)	From June 1 to June 2, 2014.

The price of the Common Shares as quoted by the NYSE at the close of business on June 2, 2014 was US$22.90.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring, owning and disposing of any offered debt securities offered thereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any offered debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may sell the offered debt securities to or through underwriters or dealers, and also may sell such offered debt securities to one or more other purchasers through agents.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular offered debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the proceeds to us from the sale of the offered debt securities, the terms of any exchange offer, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The offered debt securities may be sold or exchanged from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale or exchange, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

In connection with the issuance of the offered debt securities, underwriters may receive compensation from us or from purchasers of such offered debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of such offered debt securities by them may be deemed to be underwriting commissions under the Securities Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered debt securities pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the offered debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of offered debt securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The offered debt securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of offered debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of offered debt securities, the offered debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell any such offered debt securities purchased. Certain broker-dealers may make a market in the offered debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the offered debt securities of any series or as to the liquidity of the trading market for the offered debt securities of any series.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon on our behalf by Cassels Brock & Blackwell LLP, Toronto and Vancouver, Canada and certain matters of United States law will be passed upon on our behalf by Neal, Gerber & Eisenberg LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus, and the effectiveness of Goldcorp’s internal control over financial reporting have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their reports incorporated by reference. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to mineral projects on a property material to Goldcorp contained in the AIF, incorporated by reference herein, has been derived:

1.

Red Lake Gold Mines – Stephane Blais, P.Eng., Technical Services Manager, Red Lake Gold Mines, Chris Osiowy, P.Geo., Manager of Exploration, Red Lake Gold Mines, and Ian Glazier, P. Eng., Processing Manager, Red Lake Gold Mines, prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011, as amended March 30, 2011.

2.

Éléonore Project – Denis Fleury, P.Eng., Chief Engineer, Éléonore Project, Andy Fortin, Eng., Manager, Process and Surface Operations, Éléonore Project, Tony Brisson, P.Geo., Exploration Manager, Éléonore Project, Christine Beausoleil, P.Geo., Chief Geologist (Interim), Éléonore Project, Goldcorp, and Luc Joncas, P.Eng., Mining Manager, Éléonore Project, Goldcorp prepared a technical report in accordance with NI 43-101 entitled “Éléonore Gold Project, Québec, Canada, NI 43-101 Technical Report” that has an effective date of January 26, 2014.

3.

Peñasquito Mine – Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp and Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated January 8, 2014.

4.

Los Filos Mine – Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Los Filos Gold Operation, Guerrero State, Mexico NI 43-101 Technical Report” that has an effective date of December 31, 2012.

5.

Pueblo Viejo Mine – Luke Evans, M.Sc., P.Eng., Principal Geologist and Executive Vice President, Geology and Mineral Resources, Roscoe Postle Associates Inc., Hugo M. Miranda, C.P., Principal Mining Engineer, RPA (USA) Ltd. and Kathleen Ann Altman, P.E., Principal Metallurgist, RPA (USA) Ltd., prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 27, 2014.

6.

Cerro Negro Project – Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, and Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011.

Each of these technical reports is available on SEDAR at www.sedar.com and a summary of each of these technical reports is contained in the AIF under “Description of the Business – Mineral Properties”. The authors of the technical reports have reviewed and approved the summaries of their respective technical reports incorporated by reference herein.

All Mineral Reserves, Ore Reserves and Mineral Resources estimates as at December 31, 2013 included in the AIF, have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, a qualified person under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of our securities or of any of our associates or affiliates when they prepared the technical reports referred to above or following the preparation of such technical reports. None of the aforementioned firms or persons received any direct or indirect interest in any of our securities or property or of any of our associates or affiliates in connection with the preparation of such technical reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of Goldcorp or of any of our associates or affiliates, other than Stephane Blais, Chris Osiowy, Ian Glazier, Denis Fleury, Andy Fortin, Tony Brisson, Christine Beausoleil, Luc Joncas, Guillermo Pareja, Maryse Belanger and Sophie Bergeron who are each currently employed by Goldcorp or one of its subsidiaries.

The partners and associates of Cassels Brock & Blackwell LLP, as a group, hold beneficially, directly or indirectly, less than one percent of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

1.	the documents listed under “Documents Incorporated by Reference” in this prospectus;

2.	the consent of our Independent Registered Public Accounting Firm, Deloitte LLP;

3.	the consent of our Canadian counsel, Cassels Brock & Blackwell LLP;

4.	the consents of the following qualified persons:

a.	Stephane Blais, P.Eng., Technical Services Manager, Red Lake Gold Mines;

b.	Chris Osiowy, P.Geo., Manager of Exploration, Red Lake Gold Mines;

c.	Ian Glazier, P. Eng., Processing Manager, Red Lake Gold Mines;

d.	Denis Fleury, P.Eng., Chief Engineer, Éléonore Project;

e.	Andy Fortin, Eng., Manager, Process and Surface Operations, Éléonore Project;

f.	Tony Brisson, P.Geo., Exploration Manager, Éléonore Project;

g.	Christine Beausoleil, P.Geo., Chief Geologist (Interim), Éléonore Project;

h.	Luc Joncas, P.Eng., Mining Manager, Éléonore Project;

i.	Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp;

j.	Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp;

k.	Luke Evans, M.Sc., P.Eng., Principal Geologist and Executive Vice President, Geology and Mineral Resources, Roscoe Postle Associates Inc.;

l.	Hugo M. Miranda, C.P., Principal Mining Engineer, RPA (USA) Ltd.;

m.	Kathleen Ann Altman, P.E., Principal Metallurgist, RPA (USA) Ltd.; and

n.	Sophie Bergeron, eng., Director, Safety & Health, Goldcorp;

5.	powers of attorney from directors and officers of Goldcorp;

6.	the indenture relating to the debt securities; and

7.	statement of eligibility of the trustee on Form T-1.

US$1,000,000,000

US$550,000,000 3.625% Notes due 2021

US$450,000,000 5.450% Notes due 2044

P R O S P E C T U S    S U P P L E M E N T

Joint Book-Running Managers

HSBC

Morgan Stanley

CIBC

Scotiabank

RBC Capital Markets

Co-Managers

Credit Suisse

Mitsubishi UFJ Securities

RBS

SMBC Nikko

June 4, 2014